

TB Wood's

March 15, 2005

In 2004, for the first time in several years, we experienced growth in the global industrial markets. Our revenues were $101.5 million in 2004, 5.3% higher than the $96.4 million for the same period of 2003 with one week less sales. This revenue improvement came even as one of our key distribution partners continued an aggressive inventory reduction program. Growth was especially robust in our mechanical business, which saw a year- over-year revenue increase of 9.2%, once again, on one week less sales.

Net income for the year was $4.6 million or 89 cents per share. Excluding a pre-tax non-recurring gain from the substantial termination of the Company's post-retirement healthcare benefit plan totaling $9.3 million, we incurred a loss of 20 cents per share for the year. This loss was the result of several items of note:

- Scrap iron prices nearly doubled, leading to a $1.7 million unfavorable cost for the year. This was substantially offset by three price increases implemented in our mechanical business, resulting in approximately $0.3 million or 4 cents per share net impact.
- Investments of approximately $1.5 million or 18 cents per share, to improve the cost position of our mechanical business through the consolidation of our Trenton, Tennessee, manufacturing facility into other TB Wood's facilities.
- Investments of approximately $0.6 million or 7 cents per share in restructuring our electronics business to improve profitability.

These items had a total unfavorable impact of 29 cents per share on earnings.

Operating cash flow increased by 62% through improved working capital utilization. During the year, total debt was reduced by $1.1 million or 4% and inventories were reduced by $1.2 million or 5%. SG&A expenses were reduced by $0.3 million, or from 29.7% of sales in 2003 to 27.9% of sales in 2004.

Growth. In our electronics business during 2004, we developed a new generation of Variable Frequency AC Drives to supplant our workhorse WFC product line. Key portions of this product line were jointly designed by our U.S. and European electronic development teams to shrink development time, reduce development costs and provide a core technology platform that can be incorporated into products that meet the needs of both geographic markets. This new-generation product line will be introduced in 2005 and provide expanded performance and capabilities at competitive price levels. We also introduced a new line of SE1/SW1 "micro drive" products that have begun to build sales through our PT distribution network and with key OEM customers. In 2005, we will continue to exploit our joint U.S./EU design capability and technology platform approach to execute an electronics product roadmap aimed at driving share gains in the marketplace.

Our mechanical business saw extremely strong growth in couplings during 2004. To sustain continued growth in our coupling product lines, we are funding several research and development projects that target performance improvements and product line expansion in 2005 and beyond.

Quality, Delivery, Cost (QDC). Key to any effective growth strategy is a solid QDC foundation. We must constantly strive to achieve QDC performance levels that exceed our customers' expectations and our competitors' performance. To realize this goal, we began an aggressive program to institutionalize lean processes across the Corporation. This program has two key components: (1) total employee involvement and training through participation in kaizen (Japanese, for continuous improvement) events; and (2) injection of experienced lean process talent at all TB Wood's facilities. This is the beginning of a long, unending journey to systematically identify and eliminate waste and non-value added activities in all of our processes – both on the manufacturing floor and in the office. This journey is key to achieving strong, profitable growth in 2005 and beyond.

Organization. In April 2004, William T. Fejes, Jr., was appointed President and CEO of TB Wood's, and James R. Swenson, interim CEO, was elected to the position of chairman. Thomas C. Foley returned as a director following his role as the director of private sector development for the Coalition Provisional Authority (CPA) in Iraq. Craig R. Stapleton also rejoined the Corporation as a director in 2004.

Outlook. While we didn't perform as well in 2004 as we had hoped, we made significant investments and improvements to position us for solid financial performance in 2005. We remain committed to continuing our lean journey and our investments in new product development, to insure we grow value for TB Wood's shareholders.

Thank you for your support.

William T. Fejes, Jr.
President and CEO

James R. Swenson
Chairman

ELECTRONICS DIVISION

2004 saw the TB Wood's Electronics Division focus on strategic and profitable E-trAC® product lines. We leveraged our strength by providing simple, easy-to-use drives with the premier enclosures in the industry.




WF2

SE1 AND SW1 MICRO AC DRIVES TB Wood's Simple Economy (SE1) and Simple Wireless (SW1) S-Series drives are easy to install and use. Horsepower offerings from fractional to 20 HP have opened new markets, with proven reliability and cost-effective installation. The small footprint of the compact S-Series incorporates a design for easy integration into control panels – making it ideal for OEM conversions.

The SW1 is the only drive on the market with a wireless optical interface using PDA technology to simplify drive operation. PDA-trAC® software enables users to upload, download, edit and save drive parameters quickly and conveniently, without cables or special adaptors.

WF2 & WF2-NSF SENSORLESS VECTOR DRIVES. With an array of features and options, the WF2 and WF2-NSF drives can be tailored to fit virtually any application. The WF2 is designed for rugged applications using standard dirt-, dust-, and oil-proof enclosures that exceed NEMA 12 ratings and are priced the same as NEMA 1 enclosures.



The WF2-NSF is rapidly becoming the standard for the food and beverage industry and continues our tradition of drive enclosure innovation. It is the only drive of its kind that is FDA splash-zone compliant. It is certified by the Baking Industry Sanitation Standards Committee (BISSC) and the National Sanitation Foundation (NSF).

WIN-trAC® and Win-trAC PRO® are Windows®-based software programs developed to provide a simple and unique way to configure, monitor, diagnose, control and manage WF2 and WF2-NSF drive applications.







Manufacturing has been streamlined into focused facilities:

- **SAN LUIS POTOSI, MEXICO** – A low-cost manufacturing facility focused on FHP sheaves, bushings, and smaller diameter products.
- **SAN MARCOS, TX** – Synchronous sprockets have been added, based on the facility's gear cutting expertise. They continue to manufacture gear and disc couplings.
- **CHAMBERSBURG, PA** – Our integrated foundry and machining operation focused on larger diameter stock product, made-to-order products, and cells dedicated to specific OEMs.
- **MOUNT PLEASANT, MI** – Our clutch and brake facility also focuses on mechanical variable-speed products.

Each of these facilities has improved its processes to provide cost-effective service.

Our Lean Manufacturing efforts continue to produce results:

- Reduced set-up time
- Lead time reduction
- Improved customer service

Lean practices were used to improve value added services such as "kitting" to help reduce our customers costs.


SHIPMENT PACK LIST
Page 1 of 1
Ship Date: 3/9/2005
TB Wood's
TB Wood's Incorporated
440 N. Fifth Ave.
Chambersburg, PA
17201-1778
Container ID: 00195486
Shipment ID: 8754610001
Carrier: UPSG
Freight Terms: Pre-Paid and Allow
Total Shipment Weight: 29.1 LB
Customer Purchase Order(#): 946-42916-100 AP
Ship To Name and Address
Bill To Name and Address
Attention: Receiving Dock
Ship to #:
Bill to #:
Customer PO
Customer Item #
TBW Order / Line #
TBW Item #
Description / Serial Number
946-42916-100 AP
875461 1
2VP60153
2VP60X1 5/8 FHP ADJ SHV
875461 2
9428
9.4X28-SK CONV SHEAVE
2.6 LB
875461 3
SK11116
SKX1 11/16 SG BUSHING
1.6 LB
875461 4
BX70
BX70 V-BELT




@
TB Wood's WF2-NSF Makes Fine Wine in the Finger Lakes Region of New York

CASA LARGA

One of the oldest farm wineries in the Finger Lakes region of upstate New York is Casa Larga, named after the Italian vineyards of the owner's grandparents. According to founder Andrew Colaruotolo, "great wines start out in the vineyard." But in the winery, the great wines are produced with the help of a number of TB Wood's drives.

Casa Larga is one of about 800 U.S. wineries that utilize equipment from Prospero Equipment, a Pleasantville, NY, supplier to the wine industry. Among the many products Prospero offers is a line of fixed and portable pumps in 1-1/2", 2" and 3" sizes. According to Prospero representative Rich Turner, his company specifies TB Wood's drives for their pumps because they are reliable, they have an excellent warranty and they are backed by excellent people.

"We import our equipment from Italy," Turner explained. "The pumps are manufactured there. But we specify that they have Wood's drives. And we're very happy with the results. The white drive [Wood's WF2/ NSF washdown model] is ideal for these applications because wineries are very careful about maintaining their sanitation."

CASA LARGA IS ONE OF THE OLDEST FARM WINERIES IN UPSTATE NEW YORK. IT HAS PRODUCED AN AWARD-WINNING LINE OF WINES AND CHAMPAGNES FOR NEARLY THREE DECADES.

The wine making process involves moving the wine several times – changing vats, multiple filtering, moving to coolers and the bottling line. Prospero's portable pumps have gained a significant share of the market because of their ease of use and reliability. "The portable units provide a lot of versatility, with one pump able to fill several needs," Turner said. "These pumps come with 50-foot remote controls, so the operators can see into big vats while pumping. We can hook these pumps up to bottle fillers, so the filler can automatically control the pump. We also supply fixed site pumps – using Wood's drives – including positive displacement units that may work at pressures up to 90 p.s.i.

"We use Wood's drives to control motor speed on other equipments too, such as spinners for poly-laminate style overcaps – the pilfer-proof plastic covering that goes over the bottle's cork or cap."

Turner indicated that one of the advantages he finds in Wood's drives is that the WF2 is capable of using single-phase power in, with three-phase power out. Many wineries, according to Turner, don't have true three-phase power available. TB Wood's has the only 115-volt rated wash-down drive on the market.

Turner says that Prospero plans to continue to take advantage of TB Wood's drives on a variety of applications as the company grows. "We like the looks and the specs of these units," he explained. "And we like that they work so well within our line of products."



The Prospero portable pump with Wood's NSF drive can service a number of large vats, and also be used in the wine filtration process.

Prospero portable pumps come in 1-1/2" to 3" sizes, and with the TB Wood's WF2 drive can be run in operations lacking three-phase power.

Richard Pec checks the controls on a portable pump with Mike Countryman, cellar manager and winemaker at Casa Larga.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004

Commission file number: 1-14182

TB Wood's Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**25-1771145** (I.R.S. Employer Identification No.)
440 North Fifth Avenue, Chambersburg, PA (Address of principal executive offices)	**17201** (Zip Code)

Registrant's telephone number, including area code:
(717) 264-7161

Securities registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2) Yes[ ] No[X]

As of March 1, 2005, there were 5,175,674 shares of the registrant's common stock outstanding and the aggregate market value of voting stock held by non-affiliates of the registrant on that date was $21,160,688.

Documents Incorporated by Reference
Portions of the Proxy Statement for the 2005 Annual Meeting of Shareholders are incorporated by reference into Part III hereof.

TB WOOD'S CORPORATION

FISCAL YEAR 2004 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

Item 1. Business

General

TB Wood's Corporation (the "Company" or "TB Wood's") is an established designer, manufacturer and marketer of electronic and mechanical industrial power transmission products. The Company's products are sold to North American and international manufacturers and users of industrial equipment. Headquartered in Chambersburg, Pennsylvania, the 148 year-old business operates seven manufacturing and six distribution facilities with approximately 900 employees in the United States, Canada, Mexico, Germany, Italy, and India. The Company has a network of more than 1,000 select independent and multi-branch distributors with over 3,000 locations in North America.

The Company's Internet website address is ***www.tbwoods.com***. The Company makes available free of charge through its website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC.

History

TB Wood's Incorporated, the Company's principal operating subsidiary which was founded in 1857, entered the power transmission industry in 1900 and was incorporated in 1906 in Pennsylvania as T.B. Wood's Sons Company. TB Wood's Corporation was incorporated in 1995 to acquire the outstanding common stock of TB Wood's Incorporated. The Company classifies its industrial power transmission business into two segments, mechanical and electronics.

Since entering the electronics industrial power transmission business segment in 1968 the Company has introduced new electronic products and product line extensions and currently has 14 active electronic product families. Four of these introductions have occurred within the last four years. Most of these include extensions to our line of full-featured electronic variable frequency drives ("VFD") for controlling the speed of alternating current ("AC") induction motors, and a new micro sized VFD family. In 2001, the Company introduced a National Sanitation Foundation certified drive for use in Food Area Splash Zone applications. The Company has continued its focus on cost-effective VFDs for industrial Original Equipment Manufacturer ("OEM") applications. Since 1992, the Company has introduced ten new mechanical products and product line extensions, including three mechanical belted drive products, four new coupling products, and gearboxes as a component of its mechanical business segment.

The Company uses acquisitions and strategic alliances to enhance product offerings, gain access to technology and products, leverage fixed costs, and extend the Company's global reach. Since 1993 the Company has completed eight acquisitions. In the electronics industrial power transmission business segment the Company acquired Plant Engineering Consultants, Inc. (PEC), an established supplier of integrated electronic control systems for the fibers industry; Graseby Controls Inc., a supplier of high-frequency VFDs for machine tool applications; and certain assets of Ambi-Tech Industries, Inc., a leading manufacturer of electronic motor brakes. In December 1997, the Company acquired Berges electronic GmbH in Germany, and its subsidiary Berges electronic S.r.l. in Italy. The Berges companies are well-established VFD developers, manufacturers and marketers, and are located in two of the most important machinery markets in Europe. The Company's mechanical industrial power transmission business acquisitions include several lines of flexible couplings and variable speed drives from Dana Corporation; certain assets of Deck Manufacturing, a producer of gear couplings; and Grupo Blaju S.A. de C.V., the leading Mexican manufacturer and marketer of belted drives.

Industry Overview

The industrial power transmission industry provides electronic and mechanical products used in manufacturing and material processing activities that transfer controlled power from an electric motor or internal combustion engine to a machine. The industrial power transmission industry consists of three product categories: mechanical power transmission components, gearboxes, and electronic drives. With the introduction of a gearbox product line, the Company now competes in all three industrial power transmission product categories.

The markets for some of the Company's products are cyclical, generally following changes in the overall economy. Consequently, during periods of economic expansion, the Company has experienced increased demand for its products, and during periods of economic contraction, the Company has experienced decreased demand for its products. Such changes in the general economy affect the Company's results of operations in relevant fiscal periods.

Products

The products manufactured by the Company are classified into two segments for financial reporting purposes, mechanical and electronics industrial power transmission businesses. The mechanical business segment includes belted drives, couplings and gearboxes. The electronics business segment includes electronic drives and electronic drive systems. Products of these segments are sold to distributors, original equipment manufacturers, and end users for manufacturing and commercial applications.

For further information on the Company's operating segments, refer to the consolidated financial statements and footnote No. 9 included in this Form 10-K. Net sales amounts in the following table are in millions of dollars.

	2004		2003		2002	
	Net Sales	%	Net Sales	%	Net Sales	%
Electronics	$ 37.8	37.2%	$ 38.1	39.5%	$ 38.9	37.3%
Mechanical	63.7	62.8%	58.3	60.5%	65.5	62.7%
Totals	$ 101.5	100.0%	$ 96.4	100.0%	$104.4	100.0%

Electronic Product Offering

The Company designs and manufactures AC electronic VFDs, Direct Current ("DC") electronic motor controllers, and integrated electronic drive systems that are marketed throughout North America and internationally. These products are used to control the speed, acceleration and other operating characteristics of electric motors in manufacturing processes. The Company's standard AC electronic VFD products, which represent most of its net sales of electronic drive product offering, are programmable to meet the needs of specific applications with particular strengths in food processing, materials handling, HVAC, oil production, textile/fibers, packaging, furniture making, and general machinery applications. The Company's electronic products are designed to meet both North American and European electrical standards. In 2004, the Company introduced a new line of SE1/SW1 "micro drive" products to complement our existing product line. In addition, considerable investment was made in the development of a new generation of VFD that was jointly designed by our U. S. and European engineers to reduce development time and costs and increase adaptability to either market. The Company's integrated electronic drive systems consist of uniquely configured AC and/or DC electronic VFDs, programmable logic controllers, in-house designed custom printed circuit boards, and software. These systems are built in custom enclosures to meet the requirements of specific applications.

Mechanical Product Offering

The Company's mechanical product offering includes a full line of stock and made-to-order products including V-belt drives, synchronous drives, variable speed drives, and a broad line of flexible couplings, as well as hydrostatic drives, clutches, brakes, and gearboxes. These products are used in a variety of industrial applications to transmit power from electric motors and internal combustion engines to machines. The primary markets for these products are the construction, oilfield, specialized industrial machinery, food processing, material handling, pumps, compressors, mining, pulp and paper, and agricultural equipment industries.

Marketing and Distribution

The Company's products are sold principally throughout North America and to a lesser extent internationally. In North America, the Company sells to more than 1,000 authorized independent and multi-branch industrial distributors with over 3,000 locations that resell the Company's products to industrial consumers and OEMs. The Company also sells directly to over 300 OEMs. The Company's marketing alliances include licensing agreements and distribution agreements with distributors and manufacturers who, in some cases, market the Company's products under private label agreements. In North America, the Company has its own technical sales force of more than 40 people and several specialized manufacturers' representatives.

The Company operates central distribution centers in Chambersburg, Pennsylvania; Reno, Nevada; Stratford, Ontario; and Mexico City, Mexico and regional distribution centers in Dade City, Florida; Montreal, Quebec; Edmonton, Alberta; Marienheide, Germany; Naturns, Italy; and Bangalore, India.

The Company's products are manufactured to maintain stock inventories and to meet forecasts from specific customers. On-time delivery is important. Order backlogs are generally less than one month's customer shipments and are not considered to be material in amount.

Customers

The OEM market is served directly by the Company and through industrial distributors. The replacement market for the Company's products is served primarily through industrial distributors. The Company's OEM customers include a number of Fortune 500 companies. The Company's distributors include, among others, Motion Industries and Kaman Industrial Technologies, who are among the largest distributors in the industrial power transmission industry. Management believes that the Company is one of the leading suppliers of power transmission products, based on sales volume, to its distributors. The Company's five largest customers accounted for approximately 33 %, 35% and 40% of the Company's consolidated revenue for fiscal years 2004, 2003 and 2002, respectively. One such customer, an industrial distributor with a large diversified customer base, accounted for approximately 15%, 18% and 25% of the Company's consolidated revenue for fiscal 2004, 2003 and 2002, respectively.

Competition

The industrial power transmission industry is highly competitive. Competition in the AC and DC electronic drive product categories is based on product performance, physical size of the product, tolerance for hostile environments, application support, availability, and price. The Company's competitors in these electronic product categories include large multi-national companies in North America, Europe, and Asia, as well as many small, domestic niche manufacturers. The integrated electronic drive system market is driven by increased demand from end users for greater productivity and process control. This market includes sales of products used in the maintenance and replacement of existing systems, upgrades to existing systems, and new capacity expansion. Competition is based on process knowledge and engineering, software design, product durability, and price. Major systems competitors include Asea Brown Boveri (ABB), Rockwell Automation (Allen Bradley and Reliance Electric), Siemens Corp, and Yaskawa. The Company competes with several divisions of large industrial companies as well as many small to mid-sized independent companies in the mechanical product category. Competition in the mechanical product offering is based on availability, quality, price, product line breath, engineering, and customer support. The Company's most significant competitors in the mechanical product category include Rockwell Automation, Inc. (Dodge), Emerson Electric Co., Martin Sprocket & Gear, Inc., Rexnord Industries, Inc., and Lovejoy, Inc. Management believes that there are no significant foreign competitors in the North American mechanical product market because of a fragmented customer base, prohibitive freight costs as compared to selling price, and difficult access to existing distribution channels.

Research and Development

The Company's research and development efforts include the development of new products, the testing of products, and the enhancement of manufacturing techniques and processes. The Company's annual expenditures for research and development (including royalties and payments to third parties) were $2.3 million for 2004, $2.4 million for 2003, and $2.9 million for 2002 which as a percent of net sales during the last three fiscal years have been 2.3 % for 2004, 2.5% for 2003, and 2.8% for 2002. The Company utilizes its Technology Center located in its Chambersburg facility to make the research and development investment more productive by making it easier for engineers to share insights and collaborate on projects. Electronic drive research is also conducted at its subsidiary in Italy, and electronic drive system research is conducted at its electronic systems assembly facility in Chattanooga, TN.

Raw Materials

The Company uses standard purchased components in all of its electronic products. The Company also purchases specialized components designed by its engineers. Purchased components include power transistors, capacitors, printed circuit boards, microprocessors and associated semiconductor integrated circuits, aluminum heat sinks, plastic enclosures and sheet metal stampings. These electronic parts and components are purchased from a number of suppliers and management has taken steps to qualify multiple sources for key items.

The principal raw materials used in the Company's mechanical manufacturing operations are various types of scrap steel, including pig iron, metal stampings, castings, forgings and powdered metal components. The Company also designs, tools and out-sources special components made of aluminum, powdered metal, and polymers. The Company purchases the materials used in its mechanical manufacturing operations from a number of suppliers, and management believes that the availability of its materials is adequate and not significantly dependent on any one supplier. Scrap metal prices increased substantially throughout 2004, from an average of $166 per ton during 2003 to $324 per ton for 2004. At December 31, 2004 the price of scrap metal was $420 per ton compared to $190 per ton a year earlier. In addition, other steel-based materials increased in cost during 2004. As a result, the Company implemented three price increases for its mechanical products during 2004 to partially offset these rapidly escalating costs.

Patents and Trademarks

The Company owns patents relating to its coupling, composite, synchronous drive, open belted variable speed drive, electronic drive, and clutch/brake product lines. The Company also owns several patents relating to the design of its products. From time to time, the Company will grant licenses to others to use certain of its patents and will obtain licenses under the patents of others. In addition, the Company owns or has the right to use, registered United States trademarks for the following principal products: Sure-Flex®, Formflex®, Ultra-V®, Roto-Cone®, Var-A-Cone™, True Tube™, AmbiTech™, E-trAC®, Ultracon®, Fiberlink™, Dura-Flex®, Disc-O-Torque®, E-FLOW®, E-Trol®, IMD®, NLS®, Petro-trAC®, Roto-Cam®, S-trAC®, Sure-Grip®, Volkman®, All-Pro®, Superstart®, Truetube®, Wood's@Work®, QT Power Chain®, Win-Trac® and PDA-Trac®.

Employees

As of December 31, 2004 the Company employed approximately 900 people. The National Metal Workers' Union of Mexico represents approximately 160 production employees in the Company's Mexican facilities pursuant to collective bargaining agreements expiring in February 2006. At its Stratford, Ontario facility five employees are represented by the United Steelworkers of America pursuant to a collective bargaining agreement that expires in January 2007. The Company offers training programs to improve employees' operating, management and team-building skills.

Environmental Matters

As with most industrial companies, the Company's operations and properties are required to comply with, and are subject to liability under federal, state, local, and foreign laws, regulations, and ordinances relating to the use, storage, handling, generation, treatment, emission, release, discharge, and disposal of certain materials, substances, and wastes. The nature of the Company's operations exposes it to the risk of claims with respect to environmental matters and there can be no assurance that material costs will not be incurred in connection with such liabilities or claims.

When the Company acquired the Mt. Pleasant Facility from Dana Corporation in 1993, the Asset Purchase Agreement (the "Asset Purchase Agreement") included an environmental indemnity provision. Pursuant to this provision, Dana Corporation agreed to indemnify the Company with respect to any environmental liabilities to the extent they arose out of environmental conditions first occurring on or before the closing date, including the presence or release of any hazardous substances at, in, or under the Mt. Pleasant Facility and with respect to the identification of the Mt. Pleasant Facility on the Michigan list of inactive hazardous waste sites. The Dana Corporation is conducting a limited remediation with respect to volatile organic compounds found in soils and groundwater. The Company has not been notified by the Michigan Department of Natural Resources or any other governmental agency or person that it has any responsibility for investigating or remediating such environmental conditions. Although the Company has no reason to believe Dana Corporation cannot fulfill its remediation and indemnification obligations under the Asset Purchase Agreement, if Dana Corporation is unable to fulfill such commitments, the Company may incur additional costs.

The Company believes that its facilities are in substantial compliance with current regulatory standards applicable to air emissions under the Clean Air Act Amendments of 1990 ("CAAA"). At this time, the Company cannot estimate when other new air standards will be imposed or what technologies or changes in processes the Company may have to install or undertake to achieve compliance with any applicable new requirements at its facilities. The Company has no reason to believe that such expenditures are likely to be material. Similarly, based upon the Company's experience to date, the Company believes that the future cost of currently anticipated compliance with existing environmental laws relating to wastewater, hazardous waste, and employee and community right-to-know should not have a material adverse effect on the Company's financial condition.

Geographical Information

See footnote 9 "Business Segment Information" to the consolidated financial statements for information on sales and long lived assets by geographical area.

Recent Developments

In January 2005, the Company entered into a new secured lending arrangement which is more fully described in footnote 4 "Debt" to the consolidated financial statements.

The Company continues to evaluate its operating locations to ensure that it can achieve the maximum amount of efficiencies. As noted below, the Company has closed facilities that it believed were no longer necessary and consolidated the manufacturing operations of its Stratford, Ontario, Canada ("Stratford"), Mexico City, Mexico and Trenton, Tennessee facility ("Trenton") to other locations, principally its San Luis Potosi, Mexico facility where it has recently enhanced its manufacturing capabilities in a new state of the art manufacturing facility. The Company has also been fortunate to recruit and hire two new executives with substantial experience in the manufacturing and distribution industries. The Company believes that it has the manufacturing capabilities and geographic presence, and is continuing to build its management team, to be successful in the future.

In September 2004, the Company closed its manufacturing plant located in Trenton as part of its cost reduction plan for its Mechanical Division. Substantially all of the equipment used in the operations of the Trenton facility has been transferred to other machining facilities operated by the Company. Management believes this relocation will have a positive competitive effect on the Company's ability to produce certain of its Mechanical Division product offerings. Costs incurred in connection with this plant shutdown approximated $1.5 million and were principally recognized during the second half of 2004. These costs primarily consisted of "stay-pay" incentives, equipment relocation expenses, and additional costs associated with the relocation of operations, including training and technical assistance for new employees. At this time, operations have normalized, and the Company does not foresee any significant future costs associated with the Trenton plant closure.

In April 2004, the Company appointed William T. Fejes, Jr. President and Chief Executive Officer and a Company director. Upon Mr. Fejes' employment, James R. Swenson was appointed to the position of Chairman of the Board of Directors.

In November 2003, Michael L. Hurt, the Company's former President and Chief Executive Officer retired from the Company and James R. Swenson, a director of the Company was appointed Interim President and Chief Executive Officer. In September 2003, Thomas F. Tatarczuch, the Company's former Vice President, Finance retired from the Company and Joseph C. Horvath was appointed as Vice President and Chief Financial Officer of the Company.

Also during 2003 the Company relocated its manufacturing operations formerly conducted in Mexico City to San Luis Potosi, Mexico. It continues to maintain its finished goods warehouse, sales, and customer service operations for the Latin American market in Mexico City. Certain of the manufacturing activities associated with the Mexico City operations have been outsourced to local suppliers. The closure costs of the Mexico City operations approximated $250,000.

In January 2002, the Company closed its manufacturing operations located in Stratford, which affected 27 employees. The Company continues to maintain its distribution facility at that location to service the Canadian marketplace. The Company recorded $275,000 of restructuring charges, including severance, related to this closing during the First Quarter of fiscal 2002.

Item 2. Properties

The Company owns and operates the following facilities:

Location	Operations	Sq. Feet
Chambersburg, Pennsylvania	Foundry production of iron; manufacturing, engineering and central distribution of mechanical and electronic products; and corporate headquarters.	440,000
Scotland, Pennsylvania	Manufacturing of electronic products.	51,300
Stratford, Ontario, Canada	Central distribution and administrative offices for Canada.	46,000
San Marcos, Texas	Manufacturing and engineering of mechanical products.	51,000
Mt. Pleasant, Michigan	Manufacturing of mechanical products.	30,000
Chattanooga, Tennessee	Manufacturing, engineering, and sales of integrated electronic drive systems.	60,000
Trenton, Tennessee	Manufacturing Plant held for sale	60,000

In addition, the Company leases manufacturing facilities in San Luis Potosi, Mexico (71,800 sq. ft.); Naturns, Italy (19,500 sq. ft.); and Bangalore, India (4,500 sq. ft.). The Company also leases distribution facilities in Reno, Nevada; Marienheide, Germany; Montreal, Quebec and Edmonton, Alberta in Canada; and Mexico City, Mexico, and uses a contract warehouse in Dade City, Florida. The Company believes that its facilities are adequate for its current needs.

Item 3. Legal Proceedings

The Company is a party to various legal actions arising in the ordinary course of business. The Company does not believe that the outcome of any of these actions will have a materially adverse affect on the consolidated financial position of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

No matter was submitted for a vote of the security holders during the fiscal quarter ended December 31, 2004.

Part II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

The Company is traded on NASDAQ under the symbol "TBWC". The high and low prices as reported by the NASDAQ National Market for the Common Stock, and dividends paid on Common Stock, during the period from December 28, 2002 through December 31, 2004 were as follows:

		Price		Dividends	
		High	Low	Declared	Paid
Fiscal Year 2003	1st quarter	$7.12	$4.00	$.09	$.09
	2nd quarter	7.22	4.25	.09	.09
	3rd quarter	9.21	6.50	.09	.09
	4th quarter	9.23	7.60	.09	.09
Fiscal Year 2004	1st quarter	$9.00	$8.09	$.09	$.09
	2nd quarter	9.00	6.21	.09	.09
	3rd quarter	8.04	5.27	.09	.09
	4th quarter	6.78	5.10	-	-

On March 1, 2005, there were 156 shareholders of record of the Company's Common Stock and the closing sales price was $6.59 per share. The Company suspended the payment of dividends for the fourth quarter of 2004. The declaration of any dividend, including the amount thereof, is at the discretion of the Board of Directors of the Company, and will depend on the Company's then current financial condition, results of operations, capital requirements, compliance with loan agreements and such other factors as the Board of Directors deems relevant.

There were no sales of unregistered securities during the period of January 3, 2004 through December 31, 2004.

On April 23, 2002, the shareholders approved an amendment of the corporate charter reducing the number of shares of preferred stock the Company is authorized to issue from 5,000,000 to 100 and reducing the number of shares of common stock the Company is authorized to issue from 40,000,000 to 10,000,000. On the same date, the shareholders also approved an increase of 500,000 shares of common stock available for use under the 1996 Stock Based Incentive Compensation plan.

Information regarding the Company's equity compensation plans is set forth in the Company's Proxy Statement for the 2005 Annual Meeting in the Section entitled "Other Forms of Compensation" and is incorporated herein by reference.

Item 6. Selected Financial Data

The following tables set forth selected historical financial and operating data for the Company for each of the five years through fiscal year 2004 and have been derived from the Company's financial statements which have been audited by the Company's independent registered public accounting firm. The information set forth below should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

The Company's 52/53-week fiscal year ends on the Friday closest to the last day of December. Fiscal year-ends were as follows:

2004	December 31, 2004
2003	January 2, 2004
2002	December 27, 2002
2001	December 28, 2001
2000	December 29, 2000

Fiscal year end 2004 was a 52 week year while fiscal year 2003 was a 53 week year. In 2004, the Company adopted a policy to change its fiscal year to a calendar year, effective with the calendar year commencing January 1, 2005. This change is not expected to have a material affect on the Company's reported results of operations.

Selected Financial Data
(in thousands, except per share data)

Fiscal Year	2004	2003	2002	2001	2000
Net sales	$101,515	$96,415	$104,383	$108,805	$134,357
Gross profit	27,723	29,397	33,145	37,037	48,500
Selling, general and administrative expense	28,371	28,635	29,178	31,010	34,300
Non- recurring gain on benefit plan curtailment	9,258	-	-	-	-
Minority interest	-	-	151	1,147	1,554
Operating income	8,610	762	3,816	4,880	12,646
Net income (loss)	$ 4,618	$ (360)	$ (1,050)	$ 2,906	$ 6,145
Cash Flow					
Cash provided by operations	$ 4,200	$2,589	$12,450	$ 13,291	$ 13,758
Capital expenditures	$ 2,009	$2,227	$ 3,481	$ 4,110	$ 7,712
Adjusted working capital (1)	$23,789	$24,834	$20,955	$26,315	$ 31,430
Total assets	$69,370	$76,407	$77,576	$87,632	$102,660
Current portion of long-term debt	$ 7,605	$ 53	$18,363	$ 843	$ 258
Long-term debt, less current portion	16,708	25,371	5,436	27,802	33,661
Total debt	$24,313	$25,424	$23,799	$28,645	$ 33,919
Shareholders' equity	$29,735	$25,418	$26,413	$28,445	$ 30,092
Per Share Data					
Net (loss) income	$0.89	$(0.07)	$(0.20)	$0.54	$1.12
Cash dividends paid	$0.27	$0.36	$0.36	$0.36	$0.36
Weighted average shares outstanding	5,166	5,180	5,232	5,355	5,473

(1) Adjusted working capital is total current assets less current liabilities excluding the current portion of long-term debt shown above.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company is a worldwide manufacturer of mechanical and electronic products used in the process of power transmission for industrial and other commercial applications. Fiscal year 2004 reflected a significant rebound in the Company's marketplace, particularly for its Mechanical Division products, following a prolonged slump in the industrial markets that began in the second half of 2000. At the same time, the Company experienced significant volatility and upward cost pressure for its primary raw materials (scrap steel) and ancillary steel-based components used in the manufacture of these products, incurring approximately $1.7 million of additional scrap metal costs compared to the preceding year.

The Company continued to address cost reduction initiatives and alignment of its production capacity with market needs. The closure cost of the Company's Trenton facility approximated $1.5 million in 2004, but is expected to have a payback of less than two years through utilization of lower cost facilities and elimination of excess overhead costs. Management remains focused on ways to better utilize the Company's worldwide productive capacity as well as leverage its technical capabilities to add more value to the Company's products and services. In 2004, the Company implemented measures designed to emphasize "lean" manufacturing practices on a global basis, and participation by a majority of Company employees is expected in 2005.

The following tables, derived from the Company's audited consolidated financial statements, present selected elements of the Company's operating results, and the changes thereto, for each of the two most recent years compared to the results for the immediately preceding year. Fiscal 2004 represents a 52 week year, while fiscal 2003 represents a 53 week year, and 2002 was a 52 week year.

Year ended December 31, 2004 Compared to Year Ended January 2, 2004
(in thousands)

	2004	2003	Dollar Change	% Change
Sales				
Mechanical Business	$ 63,732	$58,343	$5,389	9.2%
Electronics Business	37,783	38,072	(289)	(0.8%)
Total Sales	$101,515	$96,415	$5,100	5.3%
Cost of Sales				
Mechanical Business	$47,788	$40,942	$6,846	16.7%
Electronics Business	26,004	26,076	(72)	(0.3%)
Total Cost of Sales	$73,792	$67,018	$6,774	10.1%
Gross Profit				
Mechanical Business	$15,944	$17,401	$(1,457)	(8.4%)
Electronics Business	11,779	11,996	(217)	(1.8%)
Total Gross Profit	$27,723	$29,397	$(1,674)	(5.7%)
Selling General and Administrative Expenses	$28,371	$28,635	$ (264)	(0.9%)

	2004	2003
Sales, as a percentage of total sales		
Mechanical Business	62.8%	60.5%
Electronics Business	37.2%	39.5%
Total Sales	100.0%	100.0%
Cost of Sales as a percentage of sales		
Mechanical Business	75.0%	70.2%
Electronics Business	68.8%	68.5%
Total Cost of Sales	72.7%	69.5%
Gross Profit as a percentage of sales		
Mechanical Business	25.0%	29.8%
Electronics Business	31.2%	31.5%
Total Gross Profit	27.3%	30.5%
SG&A Expense as a percentage of total sales	27.9%	29.7%

The improvement in general economic conditions and corresponding increased demand for its Mechanical Division products helped the Company experience a $5.1 million increase in revenues in 2004. The increased demand enabled the Company to increase prices in 2004, contributing approximately $3.4 million to increased revenues for the year. In addition, the continued strengthening of the Euro, and to a lesser extent, the Canadian dollar, contributed approximately $1.8 million of the increased revenues, principally in the Company's Electronics Business. Volume was relatively flat with higher Mechanical Products sales being offset by lower demand for Electronics Products. Overall volume was affected by the inventory management practices of the Company's largest distribution customer who reduced its inventories of the Company's products approximately $5.0 million during 2004, and reduced its total purchases approximately $0.5 million compared to the prior year.

Mechanical Business sales increased by $5.4 million in 2004 due to $2.5 million of improved volume, $2.5 million from price increases, and $0.4 million of favorable currency fluctuation. The increased Mechanical Division revenues were offset by a slight decline in total Electronics Division revenues. The Electronics Division reported lower sales volumes totaling approximately $2.6 million, offset by $0.9 million of price increases and $1.4 million of favorable currency translation.

Overall gross profit as a percent of net sales decreased to 27.3 % in 2004 from 30.5 % in the previous year as the price increases implemented in 2004 ($3.4 million) and favorable currency fluctuations on gross profits ($0.6 million) were offset by sharply increased manufacturing costs. This was particularly true in the Company's Mechanical Products business. During 2004, in addition to the incremental costs associated with higher volumes, the Company experienced significant raw material cost increases, including $1.7 million of scrap iron costs associated with the Company's foundry operations. In addition, approximately $1.5 million in non-recurring costs were incurred in connection with the closure of the Company's Trenton, Tennessee manufacturing facility.

Gross profits of the Mechanical Business declined approximately $1.5 million, from 29.8% of sales in 2003 to 25.0% of sales in 2004, principally due to increases in raw material costs and the non-recurring costs described above and the $0.7 million effect of lower production levels, particularly in the second half of the year, as compared to the prior year. The Electronic Business gross profit declined slightly from 31.5% of sales in 2003 to 31.2% of sales in 2004, or $0.2 million, as favorable currency fluctuations and nominal price increases were more than offset by reduced fixed cost absorption as a result of reduced sales and related production volumes.

Selling, general and administrative expenses declined $0.3 million in 2004 compared to the previous fiscal year. Due to increased revenue levels, the above decline in these costs resulted in selling, general and administrative expenses being 27.9% of sales in 2004 compared to 29.7% of sales in 2003. Reasons contributing to this decline include the recognition of approximately $1.0 million of costs associated with the change in the Company's chief executive and financial officers and recognition of $0.5 million of credit losses related to business activities in Latin America during the second half of fiscal 2003. The non-recurrence of these costs in 2004 was offset in part by higher salary and benefit costs for the Company's administrative force and increased freight costs related to higher Mechanical products volume and fuel price increases. In addition, in 2004 the Company recognized approximately $0.5 million of non-recurring costs associated with restructuring its corporate sales and marketing structure.

In 2004, the Company continued to take steps to maintain spending for employee and retiree healthcare at affordable levels. In connection with these efforts, as communicated to retirees in the fourth quarter of 2004, increased insurance costs effective with the 2005 plan enrollment would be passed on to retirees. As a result, a substantial number of the retirees opted to participate in an insurance program independent of the Company's offering and for which the Company bears no future funding obligation. Accordingly, the remaining accumulated plan benefit obligation, as determined by the plan's actuary, was substantially reduced from $2.6 million at December 31, 2003 to $0.4 million at December 31, 2004 and the plan was considered to be terminated in all material respects. Therefore, the Company has recognized a pre-tax gain aggregating $9.26 million, equivalent to the reduction in the accumulated plan benefit obligation together with the recognition of unrecognized prior service benefits and actuarial net gains arising from similar actions taken in previous years. This item is presented as a non-recurring gain in the Company's income statement for the year ended December 31, 2004. The Company also recorded $3.61 million deferred tax expense arising from the reduction of a previously recognized deferred tax asset associated with these benefits, resulting in a $1.09 increase in earnings per share in 2004 associated with the curtailment gain.

Interest expense is the primary component of other expenses and was $1.6 million for 2004, an increase of $0.6 million compared to 2003. This increase reflects higher effective interest rates, increased borrowings to fund operating costs, and increased amortization of debt agreement costs incurred in connection with a loan amendment taking place in the first quarter of 2004. As more fully described in Note 4 "Debt" to the Company's consolidated financial statements, effective, January 7, 2005 the Company refinanced its secured revolving credit agreement extending its term for two years. The new agreement carries higher interest rates.

The Company's effective tax rate approximated the statutory rate in 2004 and income tax expense increased to $2.4 million from $0.3 million in the prior year when the Company incurred income tax expense associated with the profitability of operations in Europe and Canada. Start up costs and losses associated with Mexico manufacturing facility during both 2004 and 2003 have not provided an income tax benefit, but are available to be carried forward and offset future income in Mexico.

After taking into consideration all of the above matters, net income for 2004 was $4.6 million, or $0.89 per share on both a basic and diluted basis. This compares to a net loss for 2003 of $(0.4) million, or $(0.07) per share.

Year Ended January 2, 2004 Compared to Year Ended December 27, 2002
(in thousands)

	2003	2002	Dollar Change	% Change
Sales				
Mechanical Business	$58,343	$ 65,522	$(7,179)	-11.0%
Electronics Business	38,072	38,861	(789)	-2.0%
Total Sales	96,415	104,383	(7,968)	-7.6%
Cost of Sales				
Mechanical Business	40,942	45,293	(4,351)	-9.6%
Electronics Business	26,076	25,945	131	0.5%
Total Cost of Sales	67,018	71,238	(4,220)	-5.9%
Gross Profit				
Mechanical Business	17,401	20,229	(2,828)	-14.0%
Electronics Business	11,996	12,916	(920)	-7.1%
Total Gross Profit	29,397	33,145	(3,748)	-11.3%
Selling General and Administrative Expenses	28,635	29,178	(543)	-1.9%
Sales				
Mechanical Business	60.5%	62.7%		
Electronics Business	39.5%	37.3%		
Total Sales	100.0%	100.0%		
Cost of Sales as a Percentage of Sales				
Mechanical Business	70.2%	69.1%		
Electronics Business	68.5%	66.8%		
Total Cost of Sales	69.5%	68.2%		
Gross Profit as a Percentage of Sales				
Mechanical Business	29.8%	30.9%		
Electronics Business	31.5%	33.2%		
Total Gross Profit	30.5%	31.8%		
SG&A Expense as a percentage of sales	29.7%	28.0%		

Throughout most of 2003 the Company's revenues continued to reflect the impact of the slowdown in the U.S. industrial economy that began in the second half of fiscal 2000. The fourth quarter of 2003 was the first quarter since the year 2000 that the Company was able to report a year over year increase in quarterly revenues. In addition to the effect of general economic conditions on the Company's revenues, the timing of the buying patterns and the inventory management practices of the Company's major customers significantly affected the Company's revenues. Fluctuations in foreign currencies, primarily the Euro, significantly affected pricing and overall revenue levels, especially with respect to the Company's Electronics Business.

Mechanical Business sales decline of $7.2 million was driven by the continued general industrial slowdown. Sales volume declines resulted in a $7.7 million decline in mechanical revenues, principally as a result of a $6.9 million decline in sales to the Company's largest customer. This was offset by $0.5 million of increased revenues associated with positive currency fluctuations. Electronic Business sales declined $0.8 million due to $3.3 million decline in volume and/or of pricing. Electronic revenues from its major customer decreased $3.4 million in 2003. These declines were largely offset by favorable currency fluctuations of $2.5 million, associated principally with the Company's European operations.

Overall gross profit as a percent of net sales decreased to 30.5% from 31.8% due primarily to the lower absorption of fixed manufacturing expenses as a result of the lower level of manufacturing operations caused by lower sales volume. Gross profit as a percent of net sales decreased in both the Mechanical and Electronics businesses due to the changes in volume and pricing described above, together with the affect of lower absorption of fixed manufacturing expenses related to the lower level of manufacturing operations. This was particularly true in the Company's Mechanical Business. Gross profits of the Mechanical Business declined approximately $2.1 million principally due to actual volume declines, while the Electronic Business gross profit declined $1.8 million, principally reflecting ongoing market pressure on pricing. The effects of foreign currency fluctuations favorably impacted Mechanical and Electronics business gross profits by approximately $0.2 million and $0.8 million, respectively. The remaining $0.8 million decline in gross profits was related to the unfavorable impact of fixed cost absorption attributable to lower sales volumes.

Selling, general and administrative expenses declined in 2003 compared to 2002 due to the reduced selling costs associated with lower sales volume, lower headcount, and savings associated with the termination of the Company's supplemental retirement program for senior management. These savings were partially offset by approximately $1.0 million of costs related to the retirements of the then serving CEO and CFO in the second half of 2003 and $0.5 million of credit losses related to business activities in Latin America.

Interest expense is the primary component of other expenses and was $1.0 million for 2003, an increase of $0.1 million compared to 2002. This reflects the stable and historically low interest rate levels experienced throughout 2003.

Despite recognizing a consolidated loss before income taxes, the Company incurred $0.3 million of income tax expense associated with the profitability of operations in Europe and Canada. As a result of the net operating loss for United States income tax purposes, the Company is eligible to receive a refund of United States income taxes paid in prior years. Start up costs and losses associated with Mexico manufacturing facility during both 2003 and 2002 have not provided an income tax benefit, but are available to be carried forward and offset future income in Mexico.

Net loss for 2003 was $(0.4) million, or $(0.07) per share, compared to a net loss of $(1.1) million, or ($0.20) per share in 2002. The results of operations for 2002 reflect a $2.8 million charge, net of tax benefits, to recognize the cumulative effect of a change in accounting associated with the adoption of a new accounting principle for the impairment of goodwill. As a result of adopting Statement on Financial Accounting Standards (SFAS) 142 "Goodwill and Other Intangible Assets" the Company recognized an impairment charge in the amount of $4.5 million ($2.8 million net of income taxes) related to the goodwill associated with its North American Electronics reporting unit during 2002. This charge is reflected as a cumulative effect of a change in accounting principle as described by SFAS 142. No similar charges were recorded during 2003.

Critical Accounting Policies

Management's discussion and analysis of the Company's financial statements and results of operations are based upon the Company's Consolidated Financial Statements included as part of this document. The preparation of these Consolidated Financial Statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an ongoing basis, the Company evaluates these estimates, including those related to bad debts, inventories, intangible assets, post-retirement benefits, income taxes, and contingencies and litigation. The Company bases these estimates on historical experiences and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect management's more significant judgments and estimates used in the preparation of its Consolidated Financial Statements. For a detailed discussion on the application of these and other accounting policies see Note 2 to the attached Consolidated Financial Statements. Certain of our accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and actual results could differ from these estimates. These judgements are based on our historical experience, terms of existing contracts, current economic trends in the industry, information provided by our customers, and information available from outside sources, as appropriate. Our critical accounting policies include:

<u>Product Warranty:</u> In the ordinary course of business, the Company warrants its products against defect in design, materials, and workmanship over various time periods. Warranty reserve and allowance for product returns is established based upon management's best estimates of amounts necessary to settle future and existing claims on products sold as of the balance sheet date. The warranty reserve and allowance for product returns is not significant to the financial position of the Company for all periods presented.

<u>Inventory:</u> Inventories are valued at the lower of cost or market. Cost is determined on the last-in first-out basis for a majority of US inventories and the first-in first-out method for all remaining inventories. The Company has recorded a reserve for obsolete or otherwise unmarketable inventory equal to the difference between the cost of inventory and the

estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Impairment of Goodwill and Long Lived Assets: The Company periodically evaluates the realizable value of long-lived assets including property, plant and equipment, relying on a number of factors including operating results, budgets, economic projections and anticipated future cash flows. The Company's past business acquisitions resulted in the recognition of goodwill, which may result in future impairment expenses. The Company's other intangible assets which primarily consist of product application software, affects the amount of future period amortization expense. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect the Company's Consolidated Financial Statements.

Revenue Recognition: The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" issued by the Securities and Exchange Commission. Revenue is recognized at the time product is shipped and title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed and collectibility of the related receivable is reasonably assured. The Company establishes allowances to cover anticipated doubtful accounts, sales discounts, product warranty, and returns based upon historical experience. Shipping and handling costs charged to customers are included as a component of net sales.

Postretirement Benefit Obligation: The Company, in consultation with an actuarial firm specializing in the valuation of postretirement benefit obligations, selects certain actuarial assumptions to base the actuarial valuation of such obligations on, such as the discount rate (interest rate used to determine present value of obligations payable in the future), initial health care cost trend rate, the ultimate cost care trend rate, and mortality tables to determine the expected future mortality of plan participants. To the extent that the actual rates and mortality vary from the assumptions used to determine the present actuarial valuation of these postretirement benefits, additional provision for expense may be necessary.

Income Taxes: Under the requirements of SFAS No. 109, "Accounting for Income Taxes," we record deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company has not recognized any income tax benefit related to the income tax losses incurred by its Mexican subsidiary currently because there is uncertainty as to whether that subsidiary will realize those benefits in the future. As the Mexican subsidiary realizes these income tax benefits in the future, a reduction of income taxes will be recognized. Management judgment is required in determining the Company's provision for income taxes, deferred tax assets and liabilities, which, if actual experience varies, could result in material adjustments to deferred tax assets and liabilities.

Liquidity and Capital Resources

The Company's contractual obligations as of December 31, 2004 are as follows $(000's):

Contractual Obligations in Thousands	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Long-Term Debt Obligations	$24,313	$ 7,605	$11,000	$ 192	$5,516
Capitalized Lease Obligations	-	-	-	-	-
Operating Lease Obligations	5,871	1,234	1,763	1,046	1,828
Purchase Obligations	7,334	7,334	-	-	-
Total	$37,518	$16,173	$12,763	$1,238	$7,344

At December 31, 2004 current and long-term debt totaled $24.3 million, compared to $25.4 million at January 2, 2004, and was comprised of $18.2 million in revolving debt under a secured revolving credit facility, $5.3 million in tax-exempt revenue bonds, $0.7 million of a foreign revolving and term credit and $0.1 million of other long-term financing. The Company's effective borrowing rate at December 31, 2004 for its long-term obligations was approximately 4.58%.

On January 7, 2005, the Company entered into a Loan and Security Agreement (the "Agreement") that provides for up to an $18.3 million revolving line of credit and two term loans (Term Loan A and Term Loan B) totaling $13.0 million. The proceeds were used to retire amounts outstanding under the Company's outstanding revolving line of credit as well as fund existing letters of credit that support $5.3 million of industrial revenue bonds and certain obligations under various self-insured workers compensation insurance policies. The term of the Agreement is two years and the loans are secured by substantially all of the Company's domestic assets and pledges of 65% of the outstanding stock of the Company's Canadian, German and Mexican subsidiaries. The revolving credit portion of the Agreement is governed by a borrowing base formula and bears a variable interest of LIBOR plus 3.5%. The Term Loans, which are repayable in monthly principal installments totaling $0.2 million, bear interest at a variable rate of LIBOR plus 4.5%. The average borrowing rate under the Company's revolving line of credit arrangement in 2004 was 5.38%. Had the Agreement been in place at December 31, 2004, the remaining borrowing capacity available to the Company would have been approximately $2.4 million, after taking into consideration the costs of the transaction.

The Agreement contains restrictive financial covenants that require the Company to comply with certain financial tests including, among other things, maintaining minimum tangible net worth, having a minimum earnings before interest, taxes and depreciation and amortization ("EBITDA"), and meeting certain specified leverage and operating ratios, all as defined in the Agreement. The Agreement also contains other restrictive covenants that restrict outside investments, capital expenditures, and dividends. While the Company was in compliance with the debt covenants at December 31, 2004, the limitation on dividends is such that the second quarter dividend for 2005 would be the earliest dividend that could be declared.

The Company has generated positive cash flows from operations in each of the last five years. During 2004, the Company generated $4.2 million cash from operating activities, which compares to $2.6 million for the same period in the prior year. The primary reason for this fluctuation was reduced investment in net operating assets offset by lower cash generated by operating results in 2004 compared to 2003. In 2004 the Company targeted inventory reduction as a primary objective following the successful transition of production at its closed Trenton facility to other manufacturing operations. The Company's total working capital was $15.4 million at December 31, 2004, compared to $24.8 million on January 2, 2004. This reduction was caused by the classification of $7.6 million of revolving indebtedness as a current liability under the terms of the Agreement, together with the reduced investment in operating assets referred to above

The Company used $2.7 million and $2.9 million for investing activities during the years ended December 31, 2004 and January 2, 2004, respectively. This spending was primarily for capital expenditures of $2.0 million in 2004 and $2.2 million in 2003. The Company's capital investments have been at maintenance levels to support new product introductions, improve product quality, and reduce operating costs. The Company believes that the $2.6 million annual capital expenditure level permitted by its new borrowing agreement will be sufficient to fund targeted investment projects for 2005. The amount of commitments for capital expenditures at December 31, 2004 was not significant.

Cash used in financing activities increased to $2.5 million in 2004 compared to $0.9 million in the prior year as the Company reduced amounts borrowed under its revolving credit line by approximately $1.1 million due to lower working capital financing needs. In 2003, the Company increased its borrowings by approximately $1.7 million to finance its operations, including the funding of the investment in inventory needed to support the transition of certain manufacturing activities. In addition, 2003 required additional financing to support a stock repurchase and higher level of dividends. Dividends paid in 2004 were $1.4 million compared to dividends paid in 2003 of $1.9 million. In the fourth quarter of 2004, the Company suspended its dividend pending the negotiation of its new credit facility, which contains certain terms that restrict future dividends. The Company's ongoing ability to declare and pay dividends is ultimately dependent upon its ability to operate at profitable levels and demonstrate compliance with its new revolving credit and term-loan agreement.

The effects of foreign currency translations lessened during 2004 compared to 2003 as the United States dollar stabilized over most of the year compared to the prior year, particularly relative to values of the Euro and the Canadian dollar. The effect of changes in foreign currency rates increased cash by $0.8 million in 2004 compared to $1.6 million in 2003 which reflected significant dollar declines. As a result of all of the above items, the Company experienced a net decrease of cash of $0.2 million in 2004 compared to an increase in cash of $0.4 million in the prior year. The Company believes that the combination of cash generated by operations and available borrowing capacity is adequate to finance the Company's operations for the foreseeable future.

Recent Accounting Pronouncements

In December 2004, the FASB issued Staff Position (FSP) FAS 109-1 "Application of FASB Statement 109, Accounting for Income Taxes, to the Tax Deduction on Qualifying Production Activities Provided by the American Job Creations Act of 2004" effective upon issuance. This FSP provides guidance on the application of FASB Statement No. 109 to the provision within the American Job Creations Act of 2004 (the "Act") that provides tax relief to U.S. domestic manufacturers. The FSP states that the manufacturers' deduction provided for under the Act should be accounted for as a special deduction in accordance with Statement 109 and not as a tax rate reduction. This FSP had no effect upon the Company's consolidated financial statements for 2004 and the Company is not yet able to determine the effect it will have in future years because the effect is dependent upon the Company qualifying for this deduction.

In December 2004, the FASB issued Staff Position (FS) FAS 109-2 "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Job Creations Act of 2004" effective upon issuance. This FSP provides guidance on the application of a special limited-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. Because of the effective foreign income tax rates of countries from which foreign earnings might be repatriated, this provision is not expected to provide any benefit to the Company and as a result the Company does not believe it will have any effect upon its consolidated financial statements.

In December 2004, the FASB issued Statement of Accounting Standards No. 123 (revised 2004) "Share-Based Payment" a revision of FASB Statement No. 123 "Accounting for Stock Based Compensation." The effective date of this revised accounting standard is for the first interim or annual reporting period that begins after June 15, 2005. In fiscal 2003 the Company adopted FASB Statement No. 123 to account for stock-based compensation cost using the fair value method. As the Company has already adopted FASB Statement No. 123 the only effects of the revised Statement No. 123 upon the Company will be expanded disclosure related to its stock based compensation plan. The Company intends to adopt the revised Statement No. 123 effective for its interim reporting period that will begin in July 2005.

In November 2004, the FASB issued Statement of Accounting Standards No. 151 "Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement is effective for inventory cost incurred during fiscal years beginning after June 15, 2005 with earlier application permitted for costs incurred during fiscal years beginning after the date of the issuance of this Statement. The Statement introduces the concept of "normal capacity" and requires the allocation of fixed production overheads to inventory based upon the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. The Company is not yet able to determine the effect of this Statement upon its consolidated financial statements because the impact is dependent upon production levels attained during a given financial reporting period compared to the normal production levels that could have been attained if there was sufficient customer demand. The Company intends to adopt this statement in fiscal 2006.

In January 2004, the FASB issued Staff Position (FSP) FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "Act"). The Act expands Medicare, primarily by adding a prescription drug benefit for Medicare-eligibles starting in 2006. The Act provides employers currently sponsoring prescription drug programs for Medicare-eligibles with a range of options for coordinating with the new government-sponsored program to potentially reduce program cost. In May 2004 the FASB issued FSP FAS 106-2 that defines how and when to recognize the effect of the Act upon the Company's accumulated post-retirement benefit obligation and net periodic postretirement benefit costs during 2004. The Company does not expect that the adoption of this statement will have any impact upon the Company's consolidated financial statements as it has been advised by its actuarial consultant that the prescription benefit provided by the Company's postretirement medical benefit plan is not actuarially equivalent to the new Medicare prescription drug benefit.

Safe Harbor Statement

Certain information included or incorporated by reference in this document may be deemed to be "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future are forward looking statements. Such statements are characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expects," "estimates," "projects," "positioned," "strategy," and similar expressions. These statements are based on assumptions and assessments made by the Company's management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. These forward looking statements are subject to a number of risks and uncertainties, including but not limited to continuation of the Company's longstanding relationships with major customers, the Company's ability to integrate acquired businesses into its operations and realize planned synergies, the extent to which acquired businesses are able to meet the Company's expectations and operate profitably, ability to obtain financing, changes in regulations that could affect demand for products, and unanticipated developments that could occur with respect to contingencies such as environmental matters and litigation. In addition the Company is subject to risks and uncertainties that affect the manufacturing sector generally, including, but not limited to, economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices. Any such forward looking statements are not guarantees of future performances and actual results, developments and business decisions may differ from those envisaged by such forward looking statements. The Company disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the foregoing.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk is the potential change in an asset's or financial instrument's value caused, for example, by fluctuations in interest and currency exchange rates. The Company's primary market risk exposures are interest rate and unfavorable movements in exchange rates between the U.S. dollar and each of the Euro, Canadian dollar and Mexican peso. Monitoring and managing these risks is a continual process carried out by senior management. Market risk is managed based on an ongoing assessment of trends in interest rates, foreign exchange rates, and economic developments, giving consideration to possible effects on both total return and reported earnings. The Company's financial advisors, both internal and external, provide ongoing advice regarding trends that affect management's assessment.

Interest Rate Sensitivity

The effective interest rate payable on the Company's borrowings is influenced by the Company's operating performance and degree of leverage, as well as by actions of the Federal Reserve Bank Board in establishing from time to time the Federal Funds Interest Rate that underlies the cost of funds borrowed by the Company. In 2004, as a response to improved economic conditions, the Federal Reserve took several actions to increase interest rates following a number of reductions in the Federal Funds Interest Rate in an effort to stimulate the U.S. economy during 2003 and 2002. As a result the effective interest rate that the Company paid on its borrowings under its former credit facility increased in 2004, contributing to a corresponding increase in interest expense. To the extent that the Federal Reserve continues to increase the Federal Funds Interest Rate in the future, the effective interest rate on substantially all of the Company's borrowing facilities will increase, and the Company's interest expense will increase accordingly if borrowing levels remain constant. Under the Company's prior borrowing agreement, the Company agreed to an average increase of 1.2% in the base rate that it will pay on borrowed funds effective January 2005. Based on the balance outstanding under the Company's revolving credit facility at December 31, 2004, a 1% change in the effective interest rate would have changed interest expense by $0.2 million.

Exchange Rate Sensitivity

The Company has operations in several foreign countries, and approximately $27.3 million of the Company's revenue from continuing operations was derived from the Company's operations outside the United States. Accordingly, exposure exists to potentially adverse movements in foreign currency rates. The Company has not used foreign exchange forward contracts to hedge the risk of change in foreign currency exchange rates except with regard to the Canadian dollar in 2003. No foreign exchange forward contracts were entered into during 2004.

The Company's consolidated financial statements are denominated in U.S. dollars and accordingly, changes in the exchange rates between Company subsidiaries' local currency and the U.S. dollar will affect the translation of such subsidiaries financial results into U.S. dollars for the purposes of reporting the consolidated financial results. The Company does not hedge these matters because cash flows from international operations are generally re-invested locally. It is estimated that a 10% change in foreign exchange rates would impact reported net income by less than $0.1 million.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of TB Wood's Corporation:

We have audited the accompanying consolidated balance sheets of TB Wood's Corporation and subsidiaries ("the Company") as of December 31, 2004 and January 2, 2004 and the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Company is not required to have, nor were we engaged to perform an audit of internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TB Wood's Corporation and subsidiaries as of December 31, 2004 and January 2, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We have also audited schedule II for each of the three years in the period ended December 31, 2004. In our opinion, this schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.

Grant Thornton LLP

Baltimore, Maryland
February 4, 2005

TB Wood's Corporation and Subsidiaries

Consolidated Balance Sheets

(in thousands, except per share and share amounts)	2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 556	$ 781
Accounts receivable, less allowances of $880 and $1,124	13,353	14,067
Inventories:		
Finished goods	14,296	14,152
Work in process	3,714	4,028
Raw materials	8,490	8,787
LIFO reserve	(6,082)	(5,333)
	20,418	21,634
Other Current Assets	3,742	3,590
Total Current Assets	38,069	40,072
Property, Plant, and Equipment:		
Machinery and equipment	60,445	61,542
Land, buildings, and improvements	21,680	20,508
	82,125	82,050
Less accumulated depreciation	57,666	54,848
Total Property, Plant and Equipment	24,459	27,202
Other Assets:		
Deferred income taxes	-	2,364
Goodwill	5,902	5,654
Other	940	1,115
Total Other Assets	6,842	9,133
	$69,370	$76,407
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt	$ 7,605	$ 53
Accounts payable	7,803	7,169
Accrued expenses	6,343	6,519
Deferred income taxes	134	1,550
Total current liabilities	21,885	15,291
Long-term debt, less current maturities	16,708	25,371
Postretirement benefit obligation, less current portion	235	10,327
Deferred income taxes	807	
Commitments and contingencies (Note 8)	-	-
Shareholders' Equity:		
Preferred stock, $.01 par value; 100 shares authorized; no shares issued	-	-
Common stock, $.01 par value; 10,000,000 shares authorized; 5,639,798 issued; and 5,172,690 and 5,153,553 outstanding at December 31, 2004 and January 2, 2004	57	57
Additional paid-in capital	27,095	26,910
Retained earnings	6,943	3,764
Accumulated other comprehensive income (loss)	158	(610)
Treasury stock at cost; 467,108 and 486,245 shares at December 31, 2004 and January 2, 2004	(4,518)	(4,703)
Total shareholders' equity	29,735	25,418
	$69,370	$76,407

The accompanying notes are an integral part of these consolidated financial statements.

TB Wood's Corporation and Subsidiaries

Consolidated Statements of Operations

(in thousands, except per share amounts)	2004	2003	2002
Net sales	$101,515	$96,415	$104,383
Cost of sales	73,792	67,018	71,238
Gross profit	27,723	29,397	33,145
Selling, general, and administrative expenses	28,371	28,635	29,178
Gain on curtailment of post-retirement benefit plan (Note 7)	9,258	-	-
Operating income, before minority interest	8,610	762	3,967
Minority interest in joint ventures	-	-	151
Operating income after minority interest	8,610	762	3,816
Other (expense) income:			
Interest expense and other finance charges	(1,585)	(952)	(861)
Other, net	-	148	(39)
Other expense, net	(1,585)	(804)	(900)
Income (loss) before provision for income taxes and cumulative effect of change in accounting principle	7,025	(42)	2,916
Provision for income taxes	2,407	318	1,120
Income (loss) before cumulative effect of change in accounting principle	4,618	(360)	1,796
Cumulative effect of change in accounting principle, net of income tax	-	-	(2,846)
Net income (loss)	$ 4,618	$ (360)	$ (1,050)
Income (loss) per share of common stock			
Basic:			
Income (loss) before cumulative effective of accounting change	$0.89	$(0.07)	$0.34
Cumulative effect of change in accounting principle	-	-	(0.54)
Net income (loss)	$0.89	$(0.07)	$(0.20)
Weighted average shares of common stock and equivalents	5,164	5,180	5,232
Diluted:			
Income (loss) before cumulative effective of change in accounting principle	$0.89	$(0.07)	$0.34
Cumulative effect of change in accounting principle	-	-	(0.54)
Net income (loss)	$0.89	$(0.07)	$(0.20)
Weighted average shares of common stock and equivalents	5,166	5,180	5,232

Consolidated Statements of Comprehensive Income

(in thousands)	2004	2003	2002
Net income (loss)	$ 4,618	$ (360)	$ (1,050)
Other comprehensive income:			
Foreign currency translation adjustment	768	1,601	751
Comprehensive income (loss)	$ 5,386	$ 1,241	$ (299)

The accompanying notes are an integral part of these consolidated financial statements.

TB Wood's Corporation and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

(in thousands, except share amounts)	Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance at December 28, 2001	5,219,477	$57	$26,720	$8,968	$ (2,962)	$(4,338)
						-
Net (loss)		-	-	(1,050)	-	-
Stock issuance for employee benefit plans	21,392	-	6	(6)	-	145
Dividends declared		-	-	(1,883)	-	-
Treasury stock, net		-	-	-	-	5
Foreign currency translation adjustment		-	-	-	751	-
Balance at December 27, 2002	5,240,869	57	26,726	6,029	(2,211)	(4,188)
Net (loss)		-	-	(360)	-	-
Stock issuance for employee benefit plans	19,133	-	2	(34)	-	143
Dividends declared		-	-	(1,871)	-	-
Treasury stock, net	(106,449)	-	-	-	-	(658)
Stock options granted during 2003		-	182	-	-	-
Foreign currency translation adjustment		-	-	-	1,601	-
Balance at January 2, 2004	5,153,553	57	26,910	3,764	(610)	(4,703)
Net income		-	-	4,618	-	-
Stock issuance for employee benefit plans	19,137	-	-	(46)	-	185
Dividends declared		-	-	(1,393)	-	-
Stock options granted during 2004		-	185	-	-	-
Foreign currency translation adjustment		-	-	-	768	-
Balance at December 31, 2004	5,172,690	$57	$27,095	$6,943	$ 158	$(4,518)

The accompanying notes are an integral part of these consolidated financial statements.

TB Wood's Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)	2004	2003	2002
Cash Flows from Operating Activities:			
Net income (loss)	$ 4,618	$ (360)	$ (1,050)
Cumulative effect of change in accounting principle	-	-	2,846
Income (loss) before cumulative effect of accounting change	4,618	(360)	1,796
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	5,423	5,840	5,671
Change in deferred income taxes	1,755	1,483	373
Stock options and employee stock benefit expense	270	242	81
Gain on curtailment of post-retirement plan benefit	(9,258)	-	-
Other, net	(10)	46	64
Changes in operating assets and liabilities:			
Accounts receivable	714	152	1,487
Inventories	1,216	(1,677)	3,845
Other current assets	(152)	(789)	(952)
Accounts payable	634	(1,250)	(685)
Accrued and other liabilities	(1,010)	(1,098)	770
Total adjustments	(418)	2,949	10,654
Net cash provided by operating activities	4,200	2,589	12,450
Cash Flows from Investing Activities:			
Capital expenditures	(2,009)	(2,227)	(3,481)
Purchase of minority interest	-	-	(3,185)
Proceeds from sales of fixed assets	69	182	695
Other, net	(803)	(847)	(787)
Net cash used in investing activities	(2,743)	(2,892)	(6,758)
Cash Flows from Financing Activities:			
Proceeds from revolving credit facilities	37,215	45,052	38,900
Repayments of revolving credit facilities	(38,300)	(43,400)	(43,300)
Repayments of long-term debt, net	(27)	(27)	(446)
Payment of dividends	(1,393)	(1,871)	(1,883)
Issuance (purchase) of treasury stock, net	55	(606)	68
Other	-	-	(28)
Net cash used in financing activities	(2,450)	(852)	(6,689)
Effect of changes in foreign exchange rates	768	1,601	751
(Decrease) increase in cash and cash equivalents	(225)	446	(246)
Cash and cash equivalents at beginning of year	781	335	581
Cash and cash equivalents at end of year	$ 556	$ 781	$ 335
Income taxes paid (refunded), net	$ 22	$ (225)	$ 979
Interest paid during the year	$ 1,564	$ 983	$ 905

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except per share amounts)

1. Nature of Business and Principles of Consolidation

TB Wood's Corporation and subsidiaries (collectively "Wood's" or the "Company") is an established designer, manufacturer, and marketer of electronic and mechanical industrial power transmission products that are sold to distributors, domestic and international Original Equipment Manufacturers ("OEMs"), and end users of industrial equipment. Principal products of the Company include electronic drives, integrated electronic drive systems, mechanical belted drives, and flexible couplings. The Company has operations in the United States, Canada, Mexico, Germany, Italy and India. The accompanying consolidated financial statements include the accounts of TB Wood's Corporation, its wholly owned subsidiaries, and its majority-owned joint venture. All inter-company accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to current year presentation.

The Company's 52/53-week fiscal year ends on the Friday closest to the last day of December. Fiscal year 2002, a 52 week fiscal year, ended on December 27, 2002, fiscal year 2003, a 53 week fiscal year, ended on January 2, 2004 and fiscal year 2004, a 52 week fiscal year, ended on December 31, 2004. Effective in 2005 the Company is changing to a calendar fiscal year ending on December 31.

2. *Summary of Significant Accounting Policies*

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The majority of the Company's accounts receivable are due from selected authorized industrial distributors who resell the Company's products to OEMs and end users for replacement parts. Accounts receivable potentially subject the Company to concentrations of credit risk. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from the customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowances considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligations to the Company, and the condition of the general economy and the industry as a whole. The Company believes that its allowance for doubtful accounts is adequate to cover any potential losses on its credit risk exposure. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowances for doubtful accounts.

Inventories

Inventories located in the United States are primarily stated at the lower of cost or market primarily using the last-in, first-out ("LIFO") method. Market is defined as net realizable value. Cost includes raw materials, direct labor, and manufacturing overhead. Approximately 74% and 67% of total inventories at December 31, 2004 and January 2, 2004, respectively, were valued using the LIFO method. In the year ended December 31, 2004 because of an increase in inventories in the United States and higher raw material costs for those inventories, the LIFO reserve increased by $749, which increased the Cost of Goods Sold by the same amount. In the year ended January 2, 2004 the LIFO reserve increased by $179 which increased the Cost of Goods Sold by the same amount. Inventories for foreign operations are stated at the lower of cost or market using the first-in, first-out ("FIFO") method.

The Company writes down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company depreciates its property, plant, and equipment principally using the straight-line method over the estimated useful lives of the assets. Equipment under capital leases is depreciated over the asset's estimated useful life and is included in machinery and equipment. Maintenance and repair costs are charged to expense as incurred, while major renewals and improvements are capitalized. When property and equipment are retired or otherwise disposed of, the related carrying value and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income. The depreciable lives of the major classes of property, plant and equipment are summarized as follows:

Asset Type	Lives
Machinery and equipment	3 – 15 years
Buildings and improvements	10 – 40 years

Long-Lived Assets, including Goodwill

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the expected future net cash flows generated by the assets. If the assets are considered to be impaired, the impairment is recognized by the amount by which the carrying amount of the asset exceeds its fair value.

Effective at the beginning of its fiscal year 2002 the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Identifiable Intangible Assets" which requires that goodwill and other intangible assets deemed to have an indefinite life will no longer be amortized but will be subject to an annual impairment test. As a result of adopting SFAS No. 142, the Company no longer records goodwill amortization. During the first quarter of 2002, the Company performed its first annual impairment tests that indicated impairment of goodwill of the North American Electronics reporting unit. As a result, the second phase of the tests required by SFAS No. 142 on a fair value approach for the North American Electronics reporting unit was performed. This second phase of the impairment evaluation determined that impairment had occurred, and as a result an impairment loss of $4,453 ($2,846 net of income taxes) was recognized as a cumulative effect of a change in accounting principle as of the beginning of fiscal 2002 as prescribed by SFAS No. 142. A reconciliation of the Goodwill account is as follows:

	Mechanical	Electronics	Total
Goodwill, balance at December 27, 2002	$3,389	$1,783	$5,172
Addition due to earn out payments	114	-	114
Change due to foreign currency translation	-	368	368
Goodwill, balance at January 2, 2004	3,503	2,151	5,654
Addition due to earn out payments	94	-	94
Adjustment for impairment	-	(24)	(24)
Change due to foreign currency translation	-	178	178
Goodwill, balance at December 31, 2004	$3,597	$2,305	$5,902

Revenue Recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" issued by the Securities and Exchange Commission. Revenue is recognized at the time product is shipped and title passes pursuant to the terms of the agreement with the customer, the amount due from the customer is fixed and collectibility of the related receivable is reasonably assured. The Company establishes allowances to cover anticipated doubtful accounts, sales discounts, product warranty, and returns based upon historical experience. Shipping and handling costs charged to customers are included as a component of net sales. Shipping and handling costs incurred in the delivery of products to customers were $6,747, $5,907 and $6,594 for fiscal 2004, 2003 and 2002, respectively, and are included as a component of selling, general and administrative expenses.

Major Customers

The Company's five largest customers accounted for approximately 33%, 35%, and 40% of net sales for fiscal years 2004, 2003, and 2002, respectively. Of these customers, one accounted for approximately 15%, 18%, and 25% of net sales for 2004, 2003, and 2002, respectively. The loss of one or more of these customers could have an adverse effect on the Company's performance and operations. Foreign and export sales accounted for 27%, 29%, and 25% of total sales in fiscal years 2004, 2003, and 2002, respectively.

Product Warranty

In the ordinary course of business, the Company warrants its products against defect in design, materials, and workmanship over various time periods. Warranty reserve and allowance for product returns are established based upon management's best estimates of amounts necessary to settle future and existing claims on products sold as of the balance sheet date.

Self-Insurance

Beginning in fiscal 2001, the Company's workers' compensation insurance policies have the potential for retrospective premium adjustments based upon actual claims incurred. Insurance administrators assist the Company in estimating the fully developed workers' compensation liability insurance reserves that are accrued by the Company. In the opinion of management, adequate provision has been made for all incurred claims. At December 31, 2004, the Company's bank had issued letters of credit totaling $1,677 to cover incurred but unpaid claims and other costs related to its workers' compensation liability.

Post Retirement Benefits Obligations

The Company, in consultation with an actuarial firm specializing in the valuation of postretirement benefit obligations, selects certain actuarial assumptions to base the actuarial valuation of the Company's post retirement benefit obligation, such as the discount rate (interest rate used to determine present value of obligations payable in the future), initial health care cost trend rate, the ultimate care cost trend rate, and mortality tables to determine the expected future mortality of plan participants. To the extent that the actual rates and mortality vary from the assumptions used to determine the present actuarial valuation of these postretirement benefits, additional provision for expense may be necessary.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" and SFAS No. 130, "Reporting Comprehensive Income." Translation adjustments are included in other comprehensive income. All balance sheet accounts of foreign subsidiaries are translated into U.S. dollars at the current exchange rate at the balance sheet date. Statement of operations items are translated at the average foreign currency exchange rates. The resulting foreign currency translation adjustment is recorded in accumulated other comprehensive income (loss). The Company has no other components of comprehensive income (loss).

Fair Value of Financial Instruments

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, accounts receivable, and accounts payable, approximate carrying value due to the short-term maturity of the instruments. The fair value of short-term and long-term debt amounts approximate their carrying value and are based on their effective interest rates compared to current market rates.

Research and Development Cost

Research and development costs consist substantially of projects related to new product development within the electronics business and are expensed as incurred. Total research and development costs were $2,323 in 2004, $2,441 in 2003, and $2,879 in 2002.

Stock Based Compensation

The Company adopted Financial Accounting Standards Board (FASB) Statement of Accounting Standard (SFAS) No. 123 as amended by SFAS No. 148, as of December 28, 2002 (beginning of fiscal 2003) to account for stock-based compensation cost using the fair value method. The Company selected the modified prospective method of accounting for this cost. For fiscal 2002 the Company used the intrinsic value method as defined by Accounting Principles Board Opinion No. 25 to account for the cost of stock based compensation. No stock-based employee compensation costs were recorded in fiscal 2002 as all options granted had exercise prices which equaled or exceeded market price as of the date of grant.

The following table illustrates the effect on net income (loss) and net income (loss) per share, had compensation costs from the stock-based compensation plan been determined based on the grant date fair values of awards under the provisions of SFAS No. 123 as amended by SFAS No. 148 for all fiscal years presented:

	2004	2003	2002
Net income (loss), as reported	$4,618	$(360)	$(1,050)
Add: Stock-based employee compensation costs, net of income tax, included in net (loss) income	114	112	-
Less: Stock-based employee compensation costs, net of income tax, as if fair value method had been applied	(114)	(112)	(157)
Pro forma net income (loss)	$4,618	$(360)	$(1,207)
Net (loss) income per share – basic			
As reported	$0.89	$(0.07)	$(0.20)
Pro forma	$0.89	$(0.07)	$(0.23)
Net (loss) income per share – diluted			
As reported	$0.89	$(0.07)	$(0.20)
Pro forma	$0.89	$(0.07)	$(0.23)

Income Taxes

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Net Income Per Share

Basic Earnings Per Share ("EPS") is computed by dividing net income (loss) by weighted average shares outstanding. No dilution for any potentially dilutive securities is included in basic EPS. Diluted EPS is computed by dividing net income (loss) by weighted average shares and common equivalent shares outstanding. The computation of weighted average shares outstanding for fiscal years 2004, 2003, and 2002 is as follows:

	2004	2003	2002
Common shares outstanding for basic EPS	5,164	5,180	5,232
Shares issued upon assumed exercise of outstanding stock options	2	-	-
Weighted average number of common and common equivalent shares outstanding for diluted EPS	5,166	5,180	5,232

Outstanding options of 678,451, 874,050 and 683,000 shares for fiscal 2004, 2003 and 2002, respectively, are excluded from the calculation of weighted average shares outstanding because they are anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Accounting Standards No. 123 (revised 2004) "Share-Based Payment" a revision of FASB Statement No. 123 "Accounting for Stock Based Compensation." The effective date of this revised accounting standard is for the first interim or annual reporting period that begins after June 15, 2005. In fiscal 2003 the Company adopted FASB Statement No. 123 to account for stock-based compensation cost using the fair value method. As the Company has already adopted FASB Statement No. 123 the only effects of the revised Statement No. 123 upon the Company will be expanded disclosure related to its stock based compensation plan. The Company intends to adopt the revised Statement No. 123 effective for its interim reporting period that will begin in July 2005.

In December 2004, the FASB issued Staff Position (FS) FAS 109-2 "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Job Creations Act of 2004" effective upon issuance. This FSP provides guidance on the application of a special limited-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer. Because of the effective foreign income tax rates of countries from which foreign earnings might be repatriated, this provision is not expected to provide any benefit to the Company and as a result the Company does not believe it will have any effect upon its consolidated financial statements.

In December 2004, the FASB issued Staff Position (FSP) FAS 109-1 "Application of FASB Statement 109, Accounting for Income Taxes, to the Tax Deduction on Qualifying Production Activities Provided by the American Job Creations Act of 2004" effective upon issuance. This FSP provides guidance on the application of FASB Statement No. 109 to the provision within the American Job Creations Act of 2004 (the "Act") that provides tax relief to U.S. domestic manufacturers. The FSP states that the manufacturers' deduction provided for under the Act should be accounted for as a special deduction in accordance with Statement 109 and not as a tax rate reduction. This FSP had no effect upon the Company's consolidated financial statements for 2004 and the Company is not yet able to determine the effect it will have in future years because the effect is dependent upon the Company qualifying for this deduction.

In November 2004, the FASB issued Statement of Accounting Standards No. 151 "Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement is effective for inventory cost incurred during fiscal years beginning after June 15, 2005 with earlier application permitted for costs incurred during fiscal years beginning after the date of the issuance of this Statement. The Statement introduces the concept of "normal capacity" and requires the allocation of fixed production overheads to inventory based upon the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. The Company is not yet able to determine the effect of this Statement upon its consolidated financial statements because the impact is dependent upon production levels attained during a given financial reporting period compared to the normal production levels that could have been attained if there was sufficient customer demand. The Company intends to adopt this statement in fiscal 2006.

In January 2004, the FASB issued Staff Position (FSP) FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the "Act"). The Act expands Medicare, primarily by adding a prescription drug benefit for Medicare-eligibles starting in 2006. The Act provides employers currently sponsoring prescription drug programs for Medicare-eligibles with a range of options for coordinating with the new government-sponsored program to potentially reduce program cost. In May 2004 the FASB issued FSP FAS 106-2 that defines how and when to recognize the effect of the Act upon the Company's accumulated post-retirement benefit obligation and net periodic postretirement benefit costs during 2004. The Company does not expect that the adoption of this statement will have any impact upon the Company's consolidated financial statements as it has been advised by its actuarial consultant that the prescription benefit provided by the Company's postretirement medical benefit plan is not actuarially equivalent to the new Medicare prescription drug benefit.

3. Other Current Assets and Accrued Liabilities

Components of other current assets at December 31, 2004 and January 2, 2004 were as follows:

	2004	2003
Refundable foreign value added tax	$ 1,522	$ 858
Federal and foreign income taxes receivable	235	825
Prepaid expenses	1,985	1,907
Total	$ 3,742	$ 3,590

Components of accrued expenses at December 31, 2004 and January 2, 2004 were as follows:

	2004	2003
Accrued payroll and other compensation	$2,468	$ 2,762
Accrued taxes	886	1,145
Accrued workers' compensation	286	195
Accrued customer rebates	851	427
Accrued professional fees	574	454
Other accrued liabilities	1,278	1,536
Total	$6,343	$6,519

4. Debt

Debt obligations at December 31, 2004 and January 2, 2004 were as follows:

	2004	2003
United States revolving lines of credit	$18,200	$ 19,400
European Term Loan and Revolving Loan	660	545
Equipment loans	163	189
Industrial revenue bonds	5,290	5,290
	24,313	25,424
Less current maturities	(7,605)	(53)
	$16,708	$25,371

At December 31, 2004 the Company had borrowed $18.2 million under a $36 million revolving credit agreement secured by substantially all of the Company's domestic assets and scheduled to mature on January 10, 2005 The average borrowing rate under the Company's revolving line of credit arrangement in 2004 and 2003 was 5.38% and 4.13% respectively.

On January 7, 2005, the Company entered into a new Loan and Security Agreement (the "Agreement") that provides for up to an $18.3 million revolving line of credit and two term loans (Term Loan A and Term Loan B) totaling $13.0 million. The proceeds were used to retire its outstanding United States revolving line of credit as well as fund existing letters of credit that support $5.3 million in outstanding industrial revenue bonds and certain obligations totaling $1.7 million under various self-insured workers compensation insurance policies that were outstanding at December 31, 2004. The term of the Agreement is two years, and the loans are secured by substantially all of the Company's domestic assets and pledges of 65% of the outstanding stock of the Company's Canadian, German and Mexican subsidiaries. The revolving credit portion of the Agreement is governed by a borrowing base formula and is subject to a lock-box arrangement; accordingly the revolving loan balance is presented as a current liability in the consolidated balance sheet. Had the Agreement been in place at December 31, 2004, the remaining borrowing capacity available to the Company would have been approximately $2.4 million, after taking into consideration the costs of the transaction. The interest rate for the revolving line of credit varies with LIBOR, plus 3.5%. The interest rate for the Term Loans, which are repayable in monthly principal installments totaling $0.2 million, varies with LIBOR, plus 4.5%.

The Agreement contains restrictive financial covenants that require the Company to comply with certain financial tests including, among other things, maintaining minimum tangible net worth, having a minimum earnings before interest, taxes and depreciation and amortization ("EBITDA"), and meeting certain specified leverage and operating ratios, all as defined. The Agreement also contains other restrictive covenants that restrict outside investments, capital expenditures, and dividends. While the Company is in compliance with the debt covenants at December 31, 2004, the limitation on dividends is such that the second quarter dividend for 2005 would be the earliest dividend that could be declared.

In addition to the above facility, $0.7 million at December 31, 2004 and $0.6 million at January 2, 2004 were outstanding under the terms of an unsecured revolving credit facility and a term loan, each borrowed by the Company's Italian subsidiary. Interest only was payable on the term loan during 2004 and 2003 and principal repayment will commence beginning in 2005. The rates for these loans ranged from 1.3% to 2.6%.

In February 1999, the Company borrowed approximately $3.0 million by issuing Variable Rate Demand Revenue Bonds under the authority of the Industrial Development Corporation City of San Marcos, bearing variable interest as set by the Industrial Development Corporation City of San Marcos (1.83% at December 31, 2004), maturing April 2024. The bonds were issued to finance a new production facility for the mechanical division.

In April 1997, the Company borrowed approximately $2.3 million by issuing Variable Rate Demand Revenue Bonds under the authority of the Industrial Revenue Board of the City of Chattanooga, bearing variable interest as set by the Industrial Revenue Board of the City of Chattanooga (1.83% at December 31, 2004) maturing April 2022. The bonds were issued to finance a new production facility for the electronics systems business.

Aggregate future maturities of debt as of December 31, 2004 are as follows:

2005	$ 7,605
2006	3,102
2007	7,898
2008	100
2009	92
Thereafter	5,516
	$24,313

5. Income Taxes

The components of the income tax (benefit) provision for fiscal years 2004, 2003, and 2002 are shown below:

	2004	2003	2002
Current:			
Federal and state	$ 103	$ (1,209)	$ (76)
Foreign	549	44	134
	652	(1,165)	58
Deferred	1,755	1,483	1,062
Provision for income taxes on income before cumulative effect of accounting change	2,407	318	1,120
Income tax benefit of cumulative effect of accounting change	-	-	(1,607)
Provision (benefit) for income taxes	$2,407	$ 318	$ (487)

A reconciliation of the provision for income taxes on income before cumulative effect of change in accounting principle at the statutory federal income tax rate to the Company's tax provision as reported in the accompanying consolidated statements of operations is shown below:

	2004	2003	2002
Federal statutory income tax (benefit) expense	$ 2,388	$ (14)	$ 775
State income taxes, net of federal income tax benefit	211	(2)	(144)
Foreign taxes and other, net	(469)	44	242
Effect of foreign losses with no income tax benefit	315	601	247
Change in estimate with respect to federal and state liabilities	(38)	(311)	-
	$2,407	$ 318	$1,120

The provision for income taxes in fiscal 2003 includes a tax benefit related to revised estimates of the Company's income tax liability as well as certain income tax credits. The Company has not recognized any income tax benefit related to the income tax losses incurred by its Mexican subsidiary currently because there is uncertainty as to whether that subsidiary will realize those benefits in the future. As the Mexican subsidiary realizes these income tax benefits in the future, a reduction of income taxes will be recognized.

In 2004, 2003, and 2002 earnings (loss) before income taxes included $7,024, $(1,003), and $(206), respectively, of losses or earnings generated by the Company's foreign operations. No federal or state income tax benefit or provision has been provided on the undistributed earnings of certain of these foreign operations, as the earnings will continue to be reinvested. It is not practical to estimate the additional income taxes, including any foreign withholding taxes that might be payable with the eventual remittance of such earnings.

Under SFAS No. 109, deferred tax assets or liabilities at the end of each period are determined by applying the current tax rate to temporary difference between the financial reporting and income tax bases of assets and liabilities. The components of deferred income taxes at December 31, 2004 and January 2, 2004 are as follows:

	2004	2003
Deferred income tax liabilities:		
Book basis in long-lived assets over tax basis	$(1,283)	$(1,935)
LIFO inventory basis difference	(2,486)	(2,501)
Total deferred income tax liabilities	(3,769)	(4,436)
Deferred income tax assets:		
Postretirement benefits not currently deductible	152	4,125
Accrued liabilities not currently deductible	649	674
Allowance for doubtful accounts and inventory reserves	759	451
Net operating loss and tax credit carryforwards	1,189	-
Other	79	-
Total deferred income tax assets	2,828	5,250
Net deferred income tax (liability) asset	$ (941)	$ 814

As of December 31, 2004, the Company has net operating loss, foreign tax credit and research and development tax credit carryforwards totaling approximately $157,000, $825,000 and $207,000, respectively. These credits expire beginning 2014 through 2024. The ability of the Company to benefit from the carryforwards is dependent on the Company's ability to generate sufficient taxable income prior to the expiration dates.

6. Shareholders' Equity

The table below summaries the transactions in the Company's Common Stock held in the treasury in numbers of shares during fiscal 2004 and 2003.

	2004	2003
Balance at beginning of year, number of shares	486,245	398,929
Purchases during the year	-	106,449
Transfers to 401(k) Profit Sharing Plan	(10,290)	(7,887)
Transfers to Employee Stock Purchase Plan	(8,847)	(11,246)
Balance at end of year, number of shares	467,108	486,245

7. Benefit Plans

Compensation Plans

The Company maintains a discretionary compensation plan for certain salaried employees that provides for incentive awards based on certain levels of earnings, as defined. There have been no amounts awarded under the plan and charged to expense in the accompanying statements of operations for fiscal years 2004, 2003 and 2002.

Profit-Sharing Plans

The Company maintains a defined contribution 401(k) profit-sharing plan covering substantially all United States employees. Under this plan, the Company, on a discretionary basis, matches a specified percentage of each eligible employee's contribution and, at the election of the employee, the matching contribution may be in the form of either cash, shares of the Company's common stock, or a combination thereof. The Company contributed cash of approximately $302, $207, and $230 for fiscal years 2004, 2003 and 2002, respectively, and contributed 10,290 shares of common stock held in treasury in 2004, 7,887 shares in 2003, and 11,112 shares in 2002. During portions of 2003 and 2002, the Company suspended the matching portion. In addition, the Company has a noncontributory profit-sharing plan covering its Canadian employees for which $24, $23, and $50 was charged to expense for fiscal years 2004, 2003, and 2002, respectively.

Employee Stock Purchase Plan

The Company's Employee Stock Purchase Plan ("ESPP") enables employees of the Company to subscribe for shares of common stock on quarterly offering dates, at a purchase price which is the lesser of 85% of the fair value of the shares on either the first or last day of the quarterly period. Pursuant to the ESPP, 8,847 shares were issued to employees during 2004, 11,246 during 2003, and 10,310 during 2002. Employee contributions to the ESPP were $55, $50, and $61 for fiscal years 2004, 2003 and 2002, respectively. As of December 31, 2004, 418,412 shares remain available for future issuance.

Stock Options

The Company has a stock-based incentive compensation plan (the "Plan"), the purpose of which is to assist the Company in attracting and retaining valued personnel by offering them a greater stake in the Company's success and a closer identity with the Company, and to encourage ownership of the Company's common stock by such personnel. The Plan is administered by a committee (the "Committee") designated by the board of directors. Awards under the Plan may be made to all officers and key employees of the Company through January 31, 2006.

The Committee may grant stock options and shares of common stock in the form of either deferred stock or restricted stock, as defined in the Plan. Options granted under the Plan may be either incentive stock options ("ISOs") or nonqualified stock options. ISOs are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Unless an option is specifically designated at the time of the grant as an ISO, options under the Plan will be nonqualified. The Committee determines the exercise price of the options. The maximum term of an option granted under the Plan shall not exceed ten years from the date of grant or, in the case of an ISO, five years from the date of grant if the recipient on the date of grant owns directly, or indirectly, shares possessing more than 10% of the total combined voting power of all classes of stock of the Company. No option may be exercisable sooner than six months from the date the option is granted. Stock option activity for the fiscal years 2004, 2003 and 2002 is as follows:

	Number of shares subject to option	Weighted average exercise price
Options outstanding at December 28, 2001	748,050	$15.45
Granted	145,650	7.08
Canceled	(110,700)	19.98
Exercised	-	-
Options outstanding at December 27, 2002	783,000	13.25
Granted	197,550	8.62
Canceled	(106,500)	22.73
Exercised	-	-
Options outstanding at January 2, 2004	874,050	11.73
Granted	187,800	9.75
Canceled	(383,399)	11.91
Exercised	-	-
Options outstanding at December 31, 2004	678,451	$11.08

The following table sets forth the range of exercise price, number of shares, weighted average exercise price, and remaining contractual lives by groups of similar price and grant dates as of December 31, 2004.

Options Outstanding				Options Exercisable	
Range of exercise price	Number of shares	Weighted average exercise price	Weighted average contractual life	Number of shares	Weighted average exercise price
$6.21 - $ 9.32	291,900	$ 8.26	8.98 years	92,114	$ 8.15
$9.33 - $14.00	288,801	$12.11	6.63 years	206,437	$ 11.95
$14.01 - $21.00	97,750	$16.48	6.65 years	97,750	$ 16.48
Total Options Outstanding	678,451	$11.08	7.56 years	396,301	$ 12.18

The Company adopted SFAS No. 123 as amended by SFAS No. 148, as of December 28, 2002 (beginning of fiscal 2003) to account for stock-based compensation cost using the fair value method. The Company selected the modified prospective method of accounting for this cost and has calculated the fair value of its stock-based compensation plan using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003, and 2002:

	2004	2003	2002
Risk free interest rate	4.40%	4.25%	5.00%
Expected lives	5 & 10 years	5 & 10 years	5 &10 years
Expected volatility	30.3%	28.8%	27.3%
Dividend yield	4.3%	5.1%	5.1%

The fair value, net of tax, of options granted in 2004, 2003 and 2002 using the Black-Scholes method was $211, $148, and $95, respectively, which will be recognized as expense over the vesting period of the options.

Postretirement Benefits

The Company sponsors an unfunded defined benefit postretirement group term life insurance plan that provides coverage for retirees and a group medical insurance plan that provides coverage for retirees and their dependents. A portion of the group medical insurance plan is paid for by retiree cost sharing which the Company can change at its discretion. The accounting for the plan anticipates future cost sharing increases to keep pace with health care inflation. The actuarial valuation of the plan is as of the beginning of the Company's fiscal year projected to the end of the year.

The following table summarizes the Company's postretirement benefit obligations and the assumptions used in determining postretirement benefit cost:

	2004	2003
Benefit obligation at beginning of year	$10,577	$11,307
Service cost	7	5
Interest cost	34	160
Amortization	(817)	(654)
Retiree benefits paid	(153)	(241)
Gain on curtailment of benefit plan	(9,258)	-
Benefit obligation at end of year	$ 390	$10,577
Accrued Benefit Obligation:		
Accumulated Benefit Obligation	$ 390	$ 2,622
Unrecognized Prior Service Benefit	-	2,325
Unrecognized Actuarial Net Gain	-	5,630
	$390	$10,577
Discount rate	6.00%	6.00%
Initial health care cost trend	5.00%	5.25%
Ultimate health care cost trend rate	5.00%	5.00%
Year ultimate health care cost trend rate reached	2005	2004

In 2004 the Company continued to take steps to maintain spending for employee and retiree healthcare at affordable levels. In connection with these efforts, as communicated to retirees in the fourth quarter of 2004, increased insurance costs effective with the 2005 plan enrollment would be passed on to retirees. As a result, a substantial number of the retirees opted to participate in an insurance program independent of the Company's offering and for which the Company bears no future funding obligation. Accordingly, the remaining accumulated plan benefit obligation, as determined by the plan's actuary, was substantially reduced from $2.6 million at December 31, 2003 to $0.4 million at December 31, 2004 and the plan was considered to be terminated in all material respects. Therefore, the Company has recognized a pre-tax gain aggregating $9.26 million, equivalent to the reduction in the accumulated plan benefit obligation together with the recognition of unrecognized prior service benefits and actuarial net gains arising from similar actions taken in previous years. This item is presented as a non-recurring gain in the Company's income statement for the year ended December 31, 2004. The Company also recorded $3.61 million deferred tax expense arising from the reduction of a previously recognized deferred tax asset associated with these benefits, resulting in a $1.09 increase in earnings per share in 2004 associated with the curtailment gain.

As a result of changes made to the post-retirement benefit plan, the Company does not expect that future costs/(benefits) related to these post-retirement benefits, or future contributions to cover the cost of retiree group insurance premiums, to be material. Prior to the substantive termination of the aforementioned benefit plan, and resulting non-recurring gain, selling, general and administrative expenses included a net credit for periodic postretirement benefits, comprised of the following:

	2004	2003	2002
Service cost	$ 7	$ 5	$ 4
Interest cost	34	160	182
Amortization	(817)	(654)	(752)
Net benefit	$(776)	$(489)	$(566)

8. Commitments and Contingencies

Legal Proceedings

The Company is subject to a number of legal actions arising in the ordinary course of business. In management's opinion, the ultimate resolution of these actions will not materially affect the Company's financial position or results of operations.

Environmental Risks

The Company's operations and properties are subject to federal, state, and local laws, regulations, and ordinances relating to certain materials, substances, and wastes. The nature of the Company's operations exposes it to the risk of claims with respect to environmental matters. Based on the Company's experience to date, management believes that the future cost of compliance with existing environmental requirements will not have a material adverse effect on the Company's operations or financial position.

Operating Lease Commitments

The Company leases warehouse and office space, office equipment, and other items under non-cancelable operating leases. The expense for non-cancelable operating leases was approximately $1,304, $1,239, and $1,319 for fiscal 2004, 2003 and 2002, respectively. At December 31, 2004 future minimum lease payments under non-cancelable operating leases are as follows:

2005	$ 1,234
2006	955
2007	808
2008	582
2009	464
2010 and thereafter	1,828
	$ 5,871

9. Business Segment Information

Description of the Types of Products from which each Segment Derives its Revenues

The Company is engaged principally in the design, manufacture, and sale of industrial power transmission products. The products manufactured by the Company are classified into two segments, mechanical business and electronics business. The mechanical business segment includes belted drives, couplings, gear motors and gearboxes. The electronics business segment includes electronic drives and electric drive systems. Products of these segments are sold to distributors, OEM's, and end users for manufacturing and commercial applications.

Measurement of Segment Profit or Loss and Segment Assets

The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes. The accounting policies of the reportable segments are the same as described in the summary of significant accounting policies. Inter-segment sales are not material.

Factors Management Used to Identify the Company's Reportable Segments

The Company's reportable segments are business units that manufacture and market separate and distinct products and are managed separately because each business requires different processes, technologies, and market strategies. The following table summarizes revenues, operating income, depreciation and amortization, total assets, and expenditures for long-lived assets by business segment for fiscal 2004, 2003, and 2002:

	2004	2003	2002
Sales			
Mechanical Business	$ 63,732	$ 58,343	$ 65,522
Electronics Business	37,783	38,072	38,861
	101,515	96,415	104,383
Operating income (loss), exclusive of gain on benefit plan curtailment			
Mechanical Business	951	2,155	4,448
Electronics Business	(1,599)	(1,393)	(632)
	(648)	762	3,816
Depreciation and amortization			
Mechanical Business	2,884	2,940	2,998
Electronics Business	1,443	2,023	1,758
Corporate (before divisional allocation)	1,096	877	915
	5,423	5,840	5,671
Assets			
Mechanical Business	43,541	44,241	44,939
Electronics Business	22,136	26,207	25,555
Corporate	3,693	5,959	7,082
	69,370	76,407	77,576
Expenditures for long-lived assets			
Mechanical Business	1,652	1,114	2,008
Electronics Business	254	400	735
Corporate	103	713	738
	$ 2,009	$ 2,227	$ 3,481

The following table reconciles segment profit to consolidated income before income taxes and extraordinary items:

	2004	2003	2002
Total operating (loss) profit for reportable segments	$ (648)	$ 762	$ 3,816
Interest, net	(1,585)	(952)	(861)
Gain on benefit plan curtailment/other unallocated amounts	9,258	148	(39)
Income (loss) before income taxes	$ 7,025	$ (42)	$ 2,916

The following table reconciles segment assets to consolidated total assets as of December 31 and January 2, 2004:

	2004	2003
Total assets for reportable segments	$ 65,677	$ 70,448
Corporate fixed assets	3,818	4,551
Deferred taxes	-	2,364
Interdivision elimination	(125)	(956)
Consolidated total	$ 69,370	$ 76,407

Information regarding the Company's domestic and foreign operations is as follows:

	Net Sales	Long-Lived Assets
2004		
United States	$74,186	$23,670
Canada	8,937	328
Germany	4,627	2,320
Italy	9,980	674
Mexico	2,878	3,326
India	907	43
Consolidated	$101,515	$30,361
2003		
United States	$70,390	$27,525
Canada	8,235	322
Germany	5,084	2,139
Italy	9,257	840
Mexico	2,803	1,960
India	646	70
Consolidated	$96,415	$32,856
2002		
United States	$ 80,670	$30,142
Canada	7,582	277
Germany	4,605	1,775
Italy	7,763	817
Mexico	3,334	2,259
India	429	72
Consolidated	$104,383	$35,342

11. Quarterly Financial Data (Unaudited)

2004	First	Second	Third	Fourth
Sales	$26,081	$25,459	$25,279	$24,696
Gross Profit	7,514	8,248	6,229	5,732
Gross Profit %	28.8%	32.4%	24.6%	23.2%
Net (loss) income	134	95	(1,346)	5,735
Basic and diluted net income (loss) per share	$ 0.03	$ 0.02	$(0.26)	$ 1.11
Dividends declared and paid per share	$ 0.09	$ 0.09	$ 0.09	-

2003	First	Second	Third	Fourth
Sales	$22,554	$25,103	$23,101	$25,657
Gross Profit	6,931	8,022	7,134	7,310
Gross Profit %	30.7%	32.0%	30.9%	28.5%
Net (loss) income	214	349	56	(979)
Basic and diluted net (loss) income per share	$ 0.04	$ 0.07	$ 0.01	$(0.19)
Dividends declared and paid per share	$ 0.09	$ 0.09	$ 0.09	$ 0.09

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Evaluation of Disclosure Controls and Procedures

The Company's Principal Executive Officer and Principal Financial Officer evaluated the Company's disclosure controls and procedures as of December 31, 2004. This evaluation determined that the disclosure controls and procedures in place at the Company ensure that material information relating to the registrant, including consolidated subsidiaries, is made known to the Principal Executive and Principal Financial Officers by others within the entities for the period ended December 31, 2004 to ensure disclosure on a timely basis in conformance with applicable rules and regulations. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Item 9B. Other Information

None

PART III

Item 10. Directors and Executive Officers of the Registrant

The information called for by this Item regarding directors and executive officers is set forth in the Company's Proxy Statement for the 2005 Annual Meeting in the Sections entitled "Election of Directors," "Management" and "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

The Company has adopted a Code of Conduct that applies to all of our directors and employees including, our principal executive officer and principal financial officer and all of our employees performing financial and accounting functions. The Code of Conduct is posted to the Company's website www.tbwoods.com and may be found under the "Corporate Governance" section. The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver of, a provision of our Code of Conduct by posting such information on our website at the location specified above.

Item 11. Executive Compensation

The information called for by this Item is set forth in the Company's Proxy Statement for the 2005 Annual Meeting in the Section entitled "Executive Compensation" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information called for by this Item is set forth in the Company's Proxy Statement for the 2005 Annual Meeting in the Section entitled "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information called for by this Item is set forth in the Company's Proxy Statement for the 2005 Annual Meeting in the Section entitled "Certain Relationships and Related Transactions" and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information called for by this Item is set forth in the Company's Proxy Statement for the 2005 Annual Meeting in the Section entitled "Selection of the Auditor" and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Number	Description
(a)	The following documents are filed as a part of this report:
(1)	All financial statements;

The consolidated financial statements of the Company and its subsidiaries on pages 20 through 36 hereof and the report thereon of Grant Thornton LLP appearing on page 19 hereof.

(2) Financial Statement Schedule

Schedule II for the fiscal year ended December 31, 2004 on page 42 hereof and the report thereon of Grant Thornton LLP appearing on page 19 hereof. All other schedules have been omitted because they are not applicable or are not required. All other required schedules are included in the Consolidated Financial Statements or notes therein.

(3) Exhibits

3.1 Restated Certificate of Incorporation of the Company (incorporated by reference to Form 10-Q for quarter ended June 28, 2002, Exhibit 3.1)

3.2 Amended and Restated By-laws of the Company (incorporated by reference to Form S-1 Exhibit 3.2).

10.1 Asset Purchase Agreement between T. B. Wood's Sons Company and Dana Corporation dated March 31, 1993 (includes Schedule 7.11 On-Site Environmental Procedures) (incorporated by reference to Form S-1 Exhibit 10.38).

10.2 TB Wood's Corporation 1996 Stock-Based Incentive Compensation Plan (the "1996 Plan") (incorporated by reference to Form S-1 Exhibit 10.39).

10.3 Amendments to the Non-Qualified Stock Option Agreements between TB Wood's Incorporated (formerly known as "T. B. Wood's Sons Company") and Joseph S. Augustine, Michael H. Iversen, David H. Halleen, Stanley L. Mann, Lee J. McCullough, Carl R. Christenson, Harold L. Coder, III and James E. Williams (incorporated by reference to Form S-1 Exhibit 10.40).

10.4 Second Addendum dated July 1, 1995 to the Non-Qualified Stock Option Agreement dated as of March 15, 1991 between TB Wood's Incorporated (formerly known as "T. B. Wood's Sons Company") and Michael L. Hurt (incorporated by reference to Form S-1 Exhibit 10.41).

10.5 Stock Purchase Agreement by and among TB Wood's Incorporated and Grupo Blaju, S.A. de C.V. and Jorge R. Kiewek, Ninfa D. de Callejas and Marcela Kiewek G., dated February 14, 1996 (incorporated by reference to Form 10-K, for fiscal year 1995, Exhibit 10.43).

10.6 TB Wood's Employee Stock Purchase Plan, dated March 1, 1997 (incorporated by reference to Form 10-K, for fiscal year 1996, Exhibit 10.45).

10.7 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated June 17, 1997 and between TB Wood's Corporation and Robert J. Dole dated July 29, 1997 (incorporated by reference to Form 10-K, for fiscal year 1997, Exhibit 10.48).

10.8 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 29, 1998 (incorporated by reference to Form 10-K, for fiscal year 1997, Exhibit 10.49).

10.9 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 26, 1999 (incorporated by reference to Form 10-K, for fiscal year 1998 Exhibit 10.18).

10.10 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 26, 1999 (incorporated by reference to Form 10-K, for fiscal year 1998 Exhibit 10.19).

10.11 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated February 8, 2000 (incorporated by reference to Form 10-K for fiscal year 2000 Exhibit 10.20).

10.12 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C.

Macfarland, Jr. and other key employees dated February 8, 2000 (incorporated by reference to Form 10-K for fiscal 2000 Exhibit 10.21).

10.13 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 25, 2001 (incorporated by reference to Form 10-K for fiscal 2000 Exhibit 10.22).

10.14 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl R. Christenson, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 25, 2001 (incorporated by reference to Form 10-K for fiscal 2000 Exhibit 10.23).

10.15 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Preben H. Petersen dated February 26, 2001 (incorporated by reference to Form 10-K for fiscal 2000 Exhibit 10.24).

10.16 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Preben H. Petersen dated February 26, 2001 (incorporated by reference to Form 10-K for fiscal 2000 Exhibit 10.25).

10.17 Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2002. (Incorporated by reference to Form 10-K for fiscal year 2001, Exhibit 10.58)

10 .18 Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2002. (Incorporated by reference to Form 10-K, for fiscal year 2001, Exhibit 10.59)

10.19 TB Wood's Corporation 1996 Stock Based Incentive Compensation Plan as amended. (Incorporated by reference to Form 10-K, for fiscal year 2001, Exhibit 10.60)

10.20 Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.62)

10.21 Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.63)

10.22 Separation Agreement by and between Michael L. Hurt and TB Wood's Incorporated dated November 7, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.65)

10.23 Employment agreement between Joseph C. Horvath and TB Wood's Incorporated dated November 14, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.66)

10.24 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Preben H. Petersen, Willard C. Macfarland, Jr., Joseph C. Horvath, Michael H. Iversen, and Harold L. Coder III and other key employees dated February 5, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.67)

10.25 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Preben H. Petersen, Willard C. Macfarland, Jr., Joseph C. Horvath, Michael H. Iversen, and Harold L. Coder III and other key employees dated February 5, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.68)

10.26 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and William T. Fejes, Jr., and Thomas C. Foley dated April 27, 2004

10.27 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and William T. Fejes, Jr., and Thomas C. Foley dated April 27, 2004

10.28 Employment agreement between William T. Fejes, Jr., and TB Wood's Incorporated dated April 27, 2004

10.29 Employment Agreement between Thomas C. Foley and TB Wood's Corporation dated August 19, 2004. (Incorporated by reference to Form 8-K dated August 25, 2004, Exhibit 10.1)

10.30 Employment Agreement between James R. Swenson and TB Wood's Corporation dated August 19, 2004. (Incorporated by reference to Form 8-K, dated August 25, 2004, Exhibit 10.2)

10.31 Loan and Security Agreement by and among Manufacturers and Traders Trust Company (Collateral and Funding Agent), PNC Bank, National Association (Administrative Agent), TB Wood's Incorporated, Plant Engineering Consultants, LLC, and TB Wood's Enterprises, Inc. (Borrowers), and TB Wood's Corporation and T.B. Wood's Canada Ltd. (Guarantors), dated January 7, 2005.

10.32 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and James R. Swenson, William T. Fejes, Jr., Thomas C. Foley, Joseph C. Horvath, and Harold L. Coder III, and other key employees dated February 11, 2005

10.33 Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and James R. Swenson, William T. Fejes, Jr., Thomas C. Foley, Joseph C. Horvath, and Harold L. Coder III, and other key employees dated February 11, 2005

21.2 Subsidiaries and Joint Venture of Registrant

23.1 Consent of Independent Public Accountants

31.1 Rule 13a-14(a)/15d-14(a) Certification

31.2 Rule 13a-14(a)/15d-14(a) Certification

32 Section 1350 Certifications

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chambersburg and Commonwealth of Pennsylvania, on March 25, 2005.

TB WOOD'S CORPORATION

By: /s/Joseph C. Horvath

Joseph C. Horvath
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ JAMES R. SWENSON James R. Swenson	Chairman & Director	March 25, 2005
/s/ WILLIAM T. FEJES, JR. William T. Fejes, Jr.	President and CEO (Principal Executive Officer)	March 25, 2005
/s/FRANK D. OSBORN Frank D. Osborn	Director	March 25, 2005
/s/ THOMAS C. FOLEY Thomas C. Foley	Director	March 25, 2005
/s/ RICK LAZIO Rick Lazio	Director	March 25, 2005
/s/ FRANK D. OSBORN Frank D. Osborn	Director	March 25, 2005
/s/CRAIG R. STAPLETON Craig R. Stapleton	Director	March 25, 2005
/s/ JOSEPH C. HORVATH Joseph C. Horvath	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 25, 2005

TB Wood's Corporation and Subsidiaries

Schedule II
Valuation and Qualifying Accounts

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year ended December 27, 2002:					
Allowance for doubtful accounts	336	$ 156	$108	(91)	$ 509
Allowance for discounts and claims	136				136
Allowance for inventory obsolesce (1)	2,268	1,176	46	(1,122)	2,368
	$2,740	$1,332	$154	$(1,213)	$3,013
Year ended January 2, 2004:					
Allowance for doubtful accounts	509	$ 644	$ (25)	(140)	$ 988
Allowance for discounts and claims	136				136
Allowance for inventory obsolesce (1)	2,368	(155)	62	(620)	1,655
	$3,013	$ 489	$ 37	$ (760)	$2,779
Year ended December 31, 2004					
Allowance for doubtful accounts	$ 988	$ 89	$ (8)	(234)	$ 835
Allowance for discounts and claims	136	(91)		-	45
Allowance for inventory obsolesce	1,655	358	28	(203)	1,838
	$2,779	$ 356	$ 20	$ (437)	$2,718

(1) Beginning and end of period balances reported for 2003 and 2002 have been adjusted to reflect a reclassification of a previously omitted reserve account.

Exhibit 21.2
Subsidiaries and Joint Venture of Registrant

TB Wood's Corporation, Subsidiaries and Joint Venture

December 31, 2004

Registrant: TB Wood's Corporation (Delaware)

Subsidiary: TB Wood's Incorporated (Pennsylvania)

Subsidiaries: Plant Engineering Consultants, LLC (Tennessee)

T.B. Wood's Canada Ltd (Canada)

Industrial Blaju, S.A. de C.V. (Mexico)

Berges electronic GmbH (Germany

Subsidiary: Berges electronic S.r.l. (Italy)

TB Wood's Enterprises, Inc. (Delaware)

Joint Venture: TB Wood's (India) Private Limited (India)

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated February 4, 2005, accompanying the consolidated financial statements and schedule included in the Annual Report of TB Wood's Corporation on Form 10-K for the year ended December 31, 2004. We hereby consent to the incorporation by reference of said reports in the Registration Statements of TB Wood's Corporation on Forms S-8 (File No. 33-87936, effective May 9, 2002, File No. 333-31785 and 333-31787, effective July 22, 1997 and File No. 33-07231, effective June 28, 1996).

Grant Thornton LLP

Baltimore, Maryland
March 22, 2005

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO EXCHANGE ACT RULE 13a-14(a) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, William T. Fejes, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of TB Wood's Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods presented in this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant, as of, and for the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

c) disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based upon our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons fulfilling the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 25, 2005

/s/ William T. Fejes, Jr.
President and CEO
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO EXCHANGE ACT RULE 13a-14(a) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph C. Horvath, certify that:

1. I have reviewed this annual report on Form 10-K of TB Wood's Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods presented in this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant, as of, and for the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

c) disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based upon our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons fulfilling the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 25, 2005

/s/Joseph C. Horvath
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit 32

STATEMENT PURSUANT TO 18 U.S.C. SECTION 1350 AS
REQUIRED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of TB Wood's Corporation (the "Company") on Form 10-K for the fiscal year ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and
2. The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 25, 2005 /s/William T. Fejes, Jr. President and CEO
William T. Fejes, Jr.

March 25, 2005 /s/Joseph C. Horvath Chief Financial Officer
Joseph C. Horvath

A signed original of this written statement required by Section 906 has been provided to TB Wood's Corporation and will be retained by TB Wood's Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

**NOTICE OF ANNUAL MEETING OF THE
STOCKHOLDERS OF
TB WOOD'S CORPORATION**

TO THE STOCKHOLDERS OF
TB WOOD'S CORPORATION:

The Annual Meeting of Stockholders of TB Wood's Corporation (the "Company") will be held at the Sofitel Hotel New York, 45 West 44th Street, New York, NY 10036, on April 28, 2005, commencing at 10:00 a.m. for the following purposes:

1. To elect two directors to the Board of Directors to serve for a term ending at the 2008 Annual Meeting and until their successors have been elected and qualified, and;

2. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice. The record date for determining those stockholders, who will be entitled to notice of, and vote at, the Annual Meeting, or any adjournment thereof, is March 4, 2005. The stock transfer books of the Company will not be closed between the record date and the date of the Annual Meeting. A list of stockholders entitled to vote at the Annual Meeting will be available for inspection at the offices of the Company.

You are cordially invited to attend the meeting in person. **Whether or not you plan to attend the meeting, please execute the enclosed proxy and mail it promptly.** Should you attend the meeting, you may revoke your proxy and vote in person. A return envelope, which requires no postage, if mailed in the United States, is enclosed for your convenience.

TB WOOD'S CORPORATION

By: [signature]
Joseph C. Horvath
Corporate Secretary

Chambersburg, Pennsylvania
March 28, 2005

TB WOOD'S CORPORATION
440 North Fifth Avenue, Chambersburg, PA 17201

PROXY STATEMENT

FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD APRIL 28, 2004

This proxy statement is furnished to the stockholders of TB Wood's Corporation, a Delaware corporation (the "Company"), in connection with the solicitation of proxies for use at the Annual Meeting of Stockholders to be held on Thursday, April 28, 2005, at 10:00 a.m. at the Sofitel Hotel New York, 45 West 44th Street, New York, NY and any adjournment thereof (the "Annual Meeting"), for the purposes set forth in the accompanying Notice of Annual Meeting. The Board of Directors (the "Board") does not know of any business to be presented for consideration at the Annual Meeting or any adjournment thereof other than as stated in the Notice of Annual Meeting. This proxy statement and the enclosed form of proxy are first being mailed to stockholders on or about March 28, 2005.

A copy of the Company's Annual Report to Stockholders for the fiscal year ended December 31, 2004, accompanies this proxy statement.

CONTENTS

VOTING PROCEDURES

Your vote is very important. Whether or not you expect to be personally present at the Annual Meeting, you are requested to fill in, sign, date and return the enclosed form of proxy. Any person giving such proxy has the right to revoke it at any time before it is voted by giving written notice to the Secretary of the Company. All shares of TB Wood's Corporation common stock, par value $.01 per share (the "Common Stock") represented by duly executed proxies in the accompanying form will be voted as directed unless proxies are properly revoked prior to the voting thereof. If the proxy is signed and returned without any direction given, shares will be voted **FOR** the election of the nominees of the Board and **FOR** the ratification of the Board's selection of the firm of Grant Thornton LLP as auditors of the Company.

Who can vote? Stockholders as of the close of business on March 4, 2005 are entitled to vote. On that day, 5,175,674 shares of our Common Stock were outstanding and eligible to vote. Each share is entitled to one vote on each matter presented at the Annual Meeting. A list of stockholders eligible to vote will be available at our principal place of business, 440 North Fifth Avenue, Chambersburg, Pennsylvania beginning March 28, 2005. Stockholders may examine this list during normal business hours for any purpose relating to the Annual Meeting.

What shares are included in the proxy card? The proxy card represents all the shares of Common Stock registered to your account. Each share of Common Stock that you own entitles you to one vote.

How are votes counted? The Annual Meeting will be held if a quorum, consisting of a majority of the outstanding shares of Common Stock entitled to vote, is represented. Broker non-votes, votes withheld and abstentions will be counted for purposes of determining whether a quorum has been reached. Because abstentions will be included in tabulations of the votes entitled to vote for purposes of determining whether a proposal has been approved, abstentions have the same effect as negative votes. Broker non-votes, however, are not counted as shares present and entitled to be voted with respect to the matters which the broker has not expressly voted. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have the discretionary voting power with respect to that item and has not received instructions from the beneficial owner. Broker non-votes are not counted in determining whether the affirmative vote required for the approval of Items 1 and 2 has been cast.

Who will count the vote? Our Transfer Agent and Registrar, American Stock Transfer & Trust Company will tally the vote and certify the results.

Is my vote confidential? Proxies, ballots and voting tabulations are available for examination only by the Secretary and tabulators. Your vote will not be disclosed to the Board of Directors or to our management other than the Secretary and except as may be required by law.

Who is soliciting this proxy? Solicitation of proxies is made on behalf of us and our Board of Directors. We will pay the cost of preparing, assembling and mailing the notice of Annual Meeting, proxy statement and proxy card. In addition to the use of mail, proxies may be solicited by our directors, officers and regular employees, without additional compensation, in person or by telephone or other electronic means. We will reimburse brokerage houses and other nominees for their expenses in forwarding proxy materials to beneficial owners of our Common Stock.

CORPORATE GOVERNANCE

In accordance with General Corporation Law of the State of Delaware and our Certificate of Incorporation and Bylaws, our business, property and affairs are managed under the direction of the Board of Directors. Although our directors are not involved in our day-to-day operating details, they are kept informed of our business through written reports and documents provided to them regularly, as well as by operating, financial and other reports presented by our officers at meetings of the Board of Directors and committees of the Board of Directors.

Meetings of the Board of Directors. The Board of Directors held six meetings in 2004. On January 16, 2004, Mr. Stapleton was appointed to the Board of Directors. On April 27, 2004 Mr. Foley returned from an excused leave of absence to resume his responsibilities as director of the Company, and Mr. Fejes was appointed President and CEO and as a member of the Board of Directors. Also on that date, Mr. Swenson was appointed Chairman of the Board. Prior to that date, in addition to his service as a member of the Board of Directors, Mr. Swenson also served as interim President and CEO of the Company. Messrs. Swenson, Lazio, and Osborn served on the Board of Directors throughout 2004. All directors attended 100% of the aggregate meetings held by the Board of Directors and 100% of the aggregate meetings held by the committees of the Board of Directors on which they served during their respective periods as Board members during 2004.

Communication with the Board of Directors Stockholders may communicate with the Board of Directors by sending a letter to TB Wood's Corporation Board of Directors, c/o the Office of the Corporate Secretary, 440 North Fifth Avenue, Chambersburg, Pennsylvania 17201. The Office of the Corporate Secretary will review the correspondence and forward it to the Chair of the appropriate committee or to any individual director or directors to whom the communication is directed, unless the communication is unduly hostile, threatening, and illegal, does not reasonably relate to TB Wood's Corporation or its business, or is similarly inappropriate. The Office of the Corporate Secretary has the authority to discard or disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications.

Director Independence. The Board of Directors has determined that the following directors are independent under the listing standards of the National Association of Securities Dealers: Messrs. Osborn, Lazio and Stapleton.

Committees of the Board of Directors. The Board of Directors has established two standing committees.

Audit Committee — assists the Board of Directors in monitoring: (i) the integrity of the consolidated financial statements of the Company; (ii) the Company's compliance with legal and regulatory requirements related to the financial statements, including the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that have been established relating to such financial statements; and (iii) the independence and performance of the Company's external auditors. In addition, the Audit Committee maintains the sole responsibility to appoint, determine funding for, and oversee the independence and performance of our internal and external auditors and has the authority to engage independent counsel and other advisors to assist in such responsibility. Each of the members of the Audit Committee is independent under the listing standards of the National Association of Securities Dealers and as that term is used in Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee met four times during 2004. The current members of the Audit Committee are Mr. Lazio (Chairman) and Messrs. Osborn and Stapleton. The Board has determined that it does not currently have a financial expert, as described in Rule 401(h) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Compensation Committee — reviews and determines compensation arrangements for the President and the other executive officers. The Compensation Committee also administers our equity compensation plans and makes recommendations to the Board of Directors regarding the compensation to be provided to the directors.

The Compensation Committee held four meetings during 2004. The current members of the Compensation Committee are Mr. Osborn (Chairman) and Messrs. Lazio and Stapleton. Each member of the Compensation Committee is "independent" as defined under the listing standards of the National Association of Securities Dealers.

Nominating and Corporate Governance — At this time given that the Board consists of six members, three of whom are "independent" as defined under the listing standards of the National Association of Securities Dealers, the Board has concluded that all members of the Board of Directors should convene for purposes of considering potential candidates to the Board. We expect that the Board will continue to review whether formation of a nominating and governance committee is appropriate. Currently the independent Directors identify, review, evaluate and recommend potential candidates to serve as directors of the Company.

The Independent Directors will consider director candidates recommended by stockholders. A description of the procedures a stockholder must follow to submit a director candidate and the criteria the Independent Directors will use to evaluate candidates is set forth on page 12 under the heading "Submission of Stockholder Proposals and Director Nominations."

Director Compensation. The Company paid an aggregate of $102,000 of directors' fees in fiscal year 2004 to directors who were not employees or officers of the Company. Each outside Director receives an annual fee of $30,000 and a meeting attendance fee of $1,000. In addition, all members are reimbursed for applicable travel and other expenses incurred in connection with carrying out their duties and responsibilities. Directors who are employees of the Company do not receive additional compensation for serving on the Board or committees of the Board.

Directors who are not employees of the Company are eligible to receive options to purchase Common Stock awarded under our 1996 Stock-Based Incentive Compensation Plan. All directors who are not employees of the Company generally will be granted stock options to purchase shares of our Common Stock, a portion of which shall be at a per share exercise price equal to the fair market value of our Common Stock on that date and a portion of which shall be at exercisable at a premium to the then current price of our Common Stock. These stock options will vest over a three year period following grant.

Codes of Conduct.

Corporate Governance Guidelines. We have adopted corporate governance guidelines for our company. These guidelines address such matters as director qualifications, directors' access to management and advisors, director compensation and performance evaluations. A copy of the corporate governance guidelines can be accessed on the Internet via our website at *www.tbwoods.com.*

Code of Conduct. We have a Code of Conduct which we last updated in April 2004. The Code of Conduct seeks to ensure compliance with all applicable laws and to maintain the highest standards of ethical conduct. The Code of Conduct sets out basic principles and methodology to help guide all of our officers, directors and employees in the attainment of this common goal.

All of our employees must carry out their duties in accordance with the policies set forth in the Code of Conduct and with applicable laws and regulations. A copy of the Code of Conduct can be accessed on the Internet via our website at *www.tbwoods.com.*

Any waivers of the application of the Company's Code of Conduct to directors or executive officers must be made either by the Board of Directors or the Audit Committee. Any waiver of the Code of Conduct will be disclosed promptly on the Company's Internet website.

Any amendment of the Code of Conduct also will be disclosed promptly on the Company's Internet website.

ELECTION OF DIRECTORS
ITEM 1 ON PROXY CARD

Our Certificate of Incorporation and Bylaws provide that our business will be managed by a Board of Directors, with the number of directors to be fixed by the Board of Directors from time to time. Our Certificate of Incorporation divides our Board of Directors into three classes: Class I, Class II and Class III. The directors in each class serve terms of three years and until their respective successors have been elected and have qualified.

The term of office of one class of directors expires each year in rotation so that one class is elected at each annual meeting of stockholders for a three year term. The terms of the two Class I directors, Frank D. Osborn and Thomas C. Foley, expire at our 2005 Annual Meeting. The terms of the two Class II directors, Rick Lazio and William T. Fejes, Jr., expire at our 2006 Annual Meeting. The terms of the two Class III directors, James R. Swenson and Craig R. Stapleton expire at our 2007 Annual Meeting.

Director candidates are nominated by the independent directors of the Board of Directors. Stockholders are also entitled to nominate director candidates for the Board of Directors in accordance with the procedures set forth on page 12 under the heading "Submission of Stockholder Proposals and Director Nominations." The Board of Directors did not receive a recommendation for a director nominee from a stockholder that beneficially owned more than 5% of our Common Stock by March 4, 2005.

At the Annual Meeting, two Class I directors are to be elected. Each of the nominees has consented to being named as a nominee for director of the Company and has agreed to serve if elected. Each Class I director will be elected to serve until our 2008 Annual Meeting and until his respective successor has been elected and has qualified. If any nominee becomes unavailable to serve at the time of the Annual Meeting, the shares represented by proxy will be voted for any substitute nominee designated by the Board of Directors. Director elections are determined by a plurality of the votes cast.

Information Regarding the Nominees for Directors to be Elected in 2005 for a Term Ending in 2008

Class I

Frank D. Osborn – Director of the Company, serving as Interim Chairman from August 2003 through April, 2004, Age 57. Mr. Osborn has been President and CEO of Qantum Communications Corporation since July 2002. From May 1999 to March 2002, he was President and CEO of Aurora Communications. From 1997 to 1998, he was President and CEO of Southern Star Communications and Managing Director of Capstar Broadcasting. From 1985 to 1997, he was President and CEO of Osborn Communications. Mr. Osborn has extensive experience within the radio and television industry as an owner, operator, and manager of multi-broadcast stations through out the United States. Mr. Osborn has a BA from The University of Pennsylvania and a MBA from The Wharton School. Mr. Osborn has served on our Board since 2002.

Thomas C. Foley – Former Chairman of the Board, Director of the Company since its formation in 1995 through August 2003, and prior to that served as Chairman of the Board of Directors of T.B. Wood's, Inc. since December 1986, Age 53. Mr. Foley was on leave from his duties as a director while serving as

Director of Private Sector Development for the Coalition Provisional Authority in Iraq. On April 27, 2004 he resumed his participation on the Board. Mr. Foley is also a director of The NTC Group, Inc., a private investment firm, and of Stevens Aviation, Inc. Mr. Foley holds an AB from Harvard College and an MBA from Harvard Business School.

The Board recommends a vote FOR the election of the two nominees set forth above.

INFORMATION REGARDING THE DIRECTORS WHO ARE NOT NOMINEES FOR ELECTION AND WHOSE TERMS CONTINUE BEYOND 2005.

Class II (term expires in 2006)

Rick Lazio – Director of the Company, Age 46, Mr. Lazio is Executive Vice-President of Global Government Affairs and Public Policy of JP Morgan Chase & Co., where he serves on the Executive Committee. Prior to that he served from 2000 to 2004 as the President and Chief Executive Officer of the Financial Services Forum, an organization formed in 2000 by the chief executive officers of twenty of the largest financial institutions to shape the financial future of the nation. Mr. Lazio also served as a member of the US House of Representatives from 1992 to 2000. He is a graduate of Vassar College and the American University Law School. He is a director of Polaroid Corp., Save the Sound, and World Rehabilitation Fund. He also devotes considerable time to The Ad Council, United Cerebral Palsy and the Audubon Society. Mr. Lazio has served on our Board since 2003.

William T. Fejes, Jr. – President and Chief Executive Officer of the Company, Age 49, Mr. Fejes has over 20 years experience in the industrial automation and industrial motion control industry. Prior to his appointment at TB Wood's, he was with Danaher Corporation from 1998 to 2004 where he held several Division President positions within Danaher's Motion Control strategic platform. From 1986 to 1998, Mr. Fejes was with Pacific Scientific Company where he was promoted through several engineering and marketing roles until reaching the position of the Group President for the Company's Automation Technology Group. Prior to Pacific Scientific, he held various engineering positions with C.S. Draper Laboratories, GCA Corporation, and EG&G. Mr. Fejes graduated from the Massachusetts Institute of Technology with Bachelor of Science and Master of Science degrees in Electrical Engineering.

Class III (term expires in 2007)

Craig R. Stapleton -- Director of the Company, Age 59. Mr. Stapleton returned to the Board in January 2004, having been appointed to fill a vacant position. Mr. Stapleton previously served on our Board from 1996 through 2001, when he resigned to assume the position of United States Ambassador to the Czech Republic, having served in that capacity from 2001 to 2003. Prior to becoming Ambassador, Mr. Stapleton served as President of Marsh and McLennan Real Estate Advisors, Inc., a wholly owned subsidiary of the Marsh and McLennan companies for more than five years. He holds an AB from Harvard College and an MBA from Harvard Business School.

James R. Swenson – Chairman and Director of the Company – Age 65, is the former Group Chief Executive of the Industrial Automation Division of Invensys plc, having served in that capacity from 1999 to March 2000. For BTR plc, a predecessor company to Invensys plc, Mr. Swenson was the Group

Managing Director of the Power Drives Group from 1998 to 1999 and the President – Group Chief Executive from 1994 to 1998. Mr. Swenson spent most of his career with Rexnord Corporation and was its Chairman and CEO when it merged with BTR plc in 1994. Mr. Swenson holds a BS in Economics from the University of Wisconsin, Milwaukee. Mr. Swenson has served on our Board since 2001, and also served as Interim President of the Company from November 2003 through April 2004.

RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS ITEM 2 ON PROXY CARD

In accordance with the provisions of the Sarbanes-Oxley Act of 2002, the Audit Committee of the Board of Directors has selected Grant Thornton LLP ("Grant Thornton") as our registered independent public accounting firm auditor for 2005. Grant Thornton has served as our independent auditors since 2002. Before the Audit Committee recommended to the Board the appointment of Grant Thornton, it carefully considered the qualifications of that firm, their reputation for integrity and for competence in the fields of accounting and auditing and their ability to meet our geographic needs. Representatives of Grant Thornton will be present at the Annual Meeting to respond to appropriate questions and make a statement, if they desire to do so.

The Board recommends a vote FOR the ratification of the selection of Grant Thornton LLP as the auditors of the Company.

AUDIT FEES AND THE REPORT OF THE AUDIT COMMITTEE

Audit Fees

The aggregate audit fees charged by Grant Thornton for professional services rendered for the review of our interim financial statements included in each of our First, Second and Third Quarter Reports on Form 10-Q, and for audit work related to our annual financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004 were $209,410. During 2003, the aggregate audit fees charged by Grant Thornton for professional services rendered for the review of our interim financial statements included in each of our First, Second and Third Quarter Reports on Form 10-Q, and for audit work related to our annual financial statements included in our Annual Report on Form 10-K for the year ended January 2, 2004 were $189,500.

Audit Related Fees

In 2004, Grant Thornton charged $76,850 for additional services imposed by the requirements of the Public Company Accounting Oversight Board (PCAOB) in connection with their audit of our annual financial statements for the year ended December 31, 2004. In 2003, Grant Thornton did not bill us for any assurance and related services reasonably related to the performance of the audit or review of our financial statements which are not disclosed above.

Tax Fees

The aggregate tax fees billed by Grant Thornton during 2004 and 2003 for tax services rendered to us were $15,550 and $25,169 respectfully. In 2004, the Company changed tax preparers for its United States federal and state income tax returns. Statutory requirements in Mexico mandate that the preparation of certain tax returns be performed by the Company's independent auditor. The tax services rendered to us by Grant Thornton were approved by the Audit Committee in advance.

Financial Information Systems Design and Implementation Fees

Grant Thornton did not perform any information technology services relating to financial information system design and implementation for either 2004 or 2003.

All Other Fees

Grant Thornton did not provide any other types of services to us during either 2004 or 2003.

Policy on Audit Committee Pre-approval of Audit and Permissible Non-audit Services of Independent Auditor

All the services described above were approved by our Audit Committee. In accordance with the charter of our Audit Committee and consistent with the policies of the Securities and Exchange Commission, all auditing services and all non-audit services to be provided by any independent auditor of the Company shall be pre-approved by the Audit Committee. In assessing requests for services by the independent auditor, the Audit Committee considers whether such services are consistent with the auditor's independence, whether the independent auditor is likely to provide the most effective and efficient service based upon their familiarity with the Company, and whether the service could enhance the Company's ability to manage or control risk or improve audit quality.

In making its recommendation to ratify the appointment of Grant Thornton as our auditor for the current fiscal year, the Audit Committee has considered whether the non-audit services provided by Grant Thornton are compatible with maintaining the independence of Grant Thornton.

REPORT OF THE AUDIT COMMITTEE

The information contained in this report shall not be deemed to be "soliciting material" or "filed" or "incorporated by reference" in future filings with the Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act.

The Audit Committee ("Audit Committee") oversees the Company's financial reporting process on behalf of the Board of Directors, and is composed of three independent Directors who are not officers or employees of the Company. In 2004, the Audit Committee consisted of Rick Lazio, Frank D. Osborn, and Craig R. Stapleton. The Audit Committee met four times in fiscal 2004, and operates under a written charter adopted by the Board of Directors. The Audit Committee Charter can also be accessed on the Internet via the Company's website at *www.tbwoods.com.*

All current members of the Company's Audit Committee are independent within the meaning of the NASDAQ listing standards and the rules of the Securities and Exchange Commission. The rules of the Securities and Exchange Commission and the NASDAQ listing standards generally require that the Company maintain an audit committee of at least three independent directors.

The Audit Committee does not have an "audit committee financial expert" (as defined by the Securities and Exchange Commission) serving on the Audit Committee but the Company believes that the background and financial sophistication of its members are sufficient to fulfill the duties of the Audit Committee. NASDAQ does not currently require that audit committees include an "audit committee financial expert."

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management is responsible for the Company's financial reporting process including its system of internal control, and for the preparation of consolidated financial statements in accordance with United States generally accepted accounting principles ("GAAP"). The Company's independent auditors are responsible for auditing those financial statements. Our responsibility is to monitor and review these processes. It is not our duty or our responsibility to conduct auditing or accounting reviews or procedures.

In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report on Form 10-K with management, including a discussion of the quality and the acceptability of the Company's financial reporting and controls and procedures and the certifications by the Company's Chief Executive Officer and Chief Financial Officer, which are required by the Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002 for certain of the Company's filings with the Securities and Exchange Commission.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with GAAP, their judgments as to the quality and the acceptability of the Company's financial reporting and such other matters as are required to be discussed with the Audit Committee under United States generally accepted auditing standards. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the Annual Report on Form 10-K with the independent auditors. The Audit Committee has also discussed with the independent auditors for the Company the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended.

The Audit Committee has received the written disclosures and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and has discussed with the independent auditors their independence. The Audit Committee reviews and approves any non-auditing services to be provided by Grant Thornton LLP prior to the firm being retained to perform such services.

We are not employees of the Company and we are not accountants or auditors by profession. Therefore, we have relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with GAAP and on the representations of the independent auditors included in their report on the Company's financial statements. Our oversight does not provide us with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our considerations and discussions with management and the independent auditors do not assure that the Company's financial statements are presented in accordance with GAAP, that the audit of the company's financial statements has been carried out in accordance with United States generally accepted auditing standards or that our Company's independent accountants are in fact "independent".

The Audit Committee has reappointed, subject to stockholder ratification, the firm of Grant Thornton LLP, certified public accountants, as independent accountants to audit and report upon the Company's financial statements for 2005. In appointing Grant Thornton LLP as the Company's auditors for the fiscal year ending December 31, 2005, the Audit Committee has considered whether Grant Thornton LLP's provision of services other than audit services are compatible with maintaining their independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE
Rick Lazio, Chairman
Frank D. Osborn
Craig R. Stapleton

SUBMISSION OF STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Any proposal which a qualified stockholder of the Company wishes to include in the Company's Proxy Statement and proxy for the 2006 Annual Meeting of Stockholders must be received by the Secretary of the Company at the address appearing on the front page of this proxy statement no later than November 28, 2005 and must comply in all other respects with applicable rules and regulations of the Securities and Exchange Commission relating to such inclusion. Stockholders wishing to have a proposal presented at an annual meeting must submit the proposal so that the Secretary of the Company receives it not less than 120 days prior to the first anniversary of the date of this proxy statement; *provided, however*, that in the event that the date of the meeting is advanced by more than 30 days from the date of the 2006 Annual Meeting of Stockholders, notice by the stockholder must be received no later than the close of business on the 10th day following the earlier of the date on which notice of the date of the meeting was mailed or public disclosure was made.

To be a qualified stockholder, a stockholder must have owned at least $2,000 in market value of the Company's securities for at least one year before the date of submission of the proposal to the Company. Any stockholder proposal submitted to the Company for inclusion in the Company's Proxy Statement for the 2006 Annual Meeting of Stockholders after November 28, 2005 is considered untimely. In addition, any stockholder intending to present a proposal for consideration at the 2006 Annual Meeting of Stockholders must comply with certain provisions of the Company's Certificate of Incorporation and Bylaws.

Stockholders may propose nominees for consideration by the Board of Directors by submitting the names, appropriate biographical information and qualifications in writing to: Corporate Secretary, TB Wood's Corporation, 440 North Fifth Avenue, Chambersburg, PA 17201.

In considering any nominee proposed by a stockholder, the Board of Directors will reach a conclusion based on the criteria it uses in evaluating all candidates for director. After full consideration, the stockholder proponent will be notified of the decision of the Board of Directors. Director nominees should possess the highest personal and professional ethics, integrity and values, and must be committed to representing the long-term interests of the stockholders. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. The Board of Directors seeks to identify candidates representing diverse experience at policy-making levels in business, management, marketing, finance, technology, human resources, communications, education, government, manufacturing and in other areas that are relevant to our activities. Additionally, director nominees should have sufficient time to effectively carry out their duties.

EXECUTIVE COMPENSATION

REPORT OF THE COMPENSATION COMMITTEE REGARDING COMPENSATION

The Compensation Committee of the Board of Directors is composed of three non-employee directors. The Compensation Committee is responsible for setting and administering the policies that govern executive annual salary, bonus and stock ownership programs. The Compensation Committee annually evaluates the performance of and determines and reports to the full board, the compensation of the Chief Executive Officer ("CEO") and our other executive officers based upon a combination of the achievement of corporate goals and individual performance.

Role of the Compensation Committee

The Compensation Committee of the Board of Directors establishes, oversees and directs the Company's executive compensation programs and policies and administers the Company's equity compensation plans. The Compensation Committee seeks to align executive compensation with Company objectives and strategies, management programs and business financial performance in order to enhance shareholder value. The Compensation Committee consists of three non-employee directors. In 2004, the Compensation Committee consisted of Frank D. Osborn, Rick Lazio, and Craig R. Stapleton.

The goals of the Compensation Committee with respect to executive officers, including the CEO, are to provide compensation that is designed to attract, motivate and retain executives of outstanding ability and potential and to align the interests of executive officers with the interests of the Company's stockholders. The Compensation Committee's goal is to provide incentives for superior individual performance by paying competitive compensation, and by basing a significant portion of compensation upon achieving that performance. To meet these goals, the Compensation Committee has adopted a mix among the compensation elements of salary, bonus and stock option grants. In general, the exercise price of stock option grants will be set in two tiers, the first will be equal to the fair market value of the Common Stock on the date of grant and the second will be set at a premium to the current fair market value of the Common Stock.

Executive Compensation Summary

Executive Compensation Program. The Company's executive compensation program is designed to attract and retain highly qualified executives and to motivate them to contribute to the Company's goals and objectives and its overall financial success. The Board believes as a general matter that executives should have a greater portion of their compensation at risk than other employees, and that compensation should be tied directly to the performance of the business. Compensation for the Company's executives consists of both cash and equity-based compensation. In determining executive compensation, the Compensation Committee reviews and evaluates information supplied by management and bases decisions on management recommendations as well as on the Company's performance and on the individual's contribution and performance.

Salary: The Compensation Committee reviews the salary of each executive officer in relation to previous salaries, personal performance, and salaries of executive officers in the industry and general economic conditions. The salaries are set at levels intended to motivate and retain highly qualified executives whom the Board believes are important to the continued success of the Company.

Bonuses. The Company's annual incentive payments to executive officers are intended to encourage and reward excellent individual performances by managers who make significant contributions to the Company's financial success. During 2004 an executive officer could earn bonus compensation based in part upon achievement by the Company of certain financial performance objectives and in part by achievement of individual operating objectives designed to enhance future performance by the Company. For 2004, no performance bonuses were paid. However, a guaranteed bonus of $70,000 was payable to the President and CEO as a contractual obligation to induce him to join the Company in that role. These amounts were accrued during 2004; the performance bonus portion of the arrangement was paid in January 2005.

Incentive Stock Options. The Company grants stock options to provide long-term incentives for the executive officers. The option grants under the 1996 Stock Based Incentive Compensation Plan, which vest over a three year period, are designed to better align the interests of the executive officers with those of the stockholders and to provide each individual with a significant incentive to manage the Company from the perspective of an owner and to remain employed by the Company. The number of shares subject to each option grant is based on the officer's level of responsibility, relative position within the Company, and is approved by the Board of Directors.

2004 Compensation of Employee Directors

Chairman The Compensation Committee determined the 2004 compensation for Mr. Swenson in accordance with the guidelines described above for the period of time that Mr. Swenson served as Chairman during 2004, as well as Interim CEO for the portion of 2004 prior to the retention of Mr. Fejes as the Company's President and CEO in May 2004. Under the terms of an employment agreement with the Company, Mr. Swenson's annualized base salary was set at $180,000.

President and CEO The Company utilized the services of an internationally recognized retained search firm to identify and recruit Mr. Fejes, who joined the Company as President and CEO effective May 2004. Under the terms of the employment agreement with the Company, Mr. Fejes' annualized base salary was set at $280,000. For 2004, the agreement also provided for a guaranteed bonus of $70,000 and granted Mr. Fejes options to acquire 75,000 shares of the Company's common stock. In addition, the agreement further provides, for 2005, a grant of options to Mr. Fejes to acquire 40,000 shares of the Company's common stock. The salary terms and other inducements established for Mr. Fejes were deemed by the Compensation Committee to be at market level, based in part upon consultation with and recommendations by the retained search firm. As described above, prior to the time that Mr. Fejes joined the Company, Mr. Swenson had been serving as Interim CEO.

Other Upon his return to the Board of Directors, the Company requested that Mr. Foley take on a more comprehensive role in assessing strategic alternatives for the Company beyond that normally required for service on the Company's Board of Directors. Under the terms of an employment agreement with the Company in August 2004, Mr. Foley's annualized base salary was set at $250,000. Based on the scope of services that he has and will be asked to perform from time to time, the Compensation Committee determined that his salary level is reflective of the market place for senior executive level financial and business advisors and for the type of services that Mr. Foley has been asked to perform.

Deductibility of Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally imposes a $1 million limit on the deductibility of compensation paid to executive officers of public companies. The Compensation Committee believes that all of the compensation awarded to the Company's executive officers during 2004 is fully deductible in accordance with this limit

Compensation Committee Interlocks and Insider Participation. No member of the Compensation Committee during fiscal year 2004 was an officer or employee of the Company, or any of its subsidiaries, or was formerly an officer of the Company or any of its subsidiaries. No member of the Compensation Committee had any relationship requiring disclosure by the Company under any paragraph of Item 404 of Regulation S-K. Furthermore, none of the other executive officers, directors or Compensation Committee members of the Company currently serve, or have in the past served, on the compensation committee of any other company whose directors and executive officers have served on the Company's Compensation Committee.

The members of the Compensation Committee of the Company respectfully submit this report.

COMPENSATION COMMITTEE
Frank D. Osborn, Chairman
Rick Lazio
Craig R. Stapleton

MANAGEMENT

Executive officers are appointed by, and serve at the discretion of, the Board. There are no family relationships among any of our directors or executive officers. Our current executive officers, each of whom is elected for a term of one year or until his successor is duly elected and qualified, are:

Name	Age	Title
James R. Swenson	65	Chairman
William T. Fejes, Jr.	49	President & CEO
Thomas C. Foley	53	Director
Joseph C. Horvath	50	Vice President & CFO and Corporate Secretary
Harold L. Coder, III	53	Vice President, Sales

See the disclosure earlier in this Proxy for information on Mssrs. Swenson, Fejes and Foley's background and experience.

Mr. Horvath has been Vice President & CFO of the Company and TBWI since September 2003. From July 1999 to August 2003 he was Vice President and CFO of Cold Metal Products, Inc. Prior to that he was a Principal with Ernst & Young LLP for over 23 years. Mr. Horvath, who is a Certified Public Accountant, holds a BS degree from West Virginia University.

Mr. Coder has been Vice President, Sales of the Company since its formation in 1996 and of TBWI since October 1991. Mr. Coder holds a BS degree from Shippensburg University.

COMPENSATION TABLES

The following Summary Compensation Table sets forth certain information concerning the compensation paid or accrued by us for services rendered during the last three completed fiscal years by our chief executive officer and our four most highly paid executive officers, other than our chief executive officer, employed by the Company or its subsidiaries during the year ended December 31, 2004.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation [1]		
Name and Principal Position	Fiscal Year	Salary $	Bonus $	Other Annual Compen-sation [2] $		Securities Underlying Options #	All Other Compen-sation [3] $	
James R. Swenson, Chairman	2004	180,000	0	--		9,000	3,971	
Interim President from Nov 2003 through Apr 2004	2003	75,000	0	34,000	(4)	9,000	0	
William T. Fejes, Jr. President and CEO	2004	186,667	70,000	103,996	(5)	75,000	1,322	
Thomas C. Foley	2004	147,216	0	22,311	(6)	9,000	1,878	
Former Chairman—through August 2003	2003	170,240	0	--		18,750	149,453	(7)
	2002	332,800	0	--		18,750	58,677	(7)
Joseph C. Horvath	2004	172,730	0	18,904	(8)	9,000	2,816	
Vice President &CFO, and Corporate Secretary	2003	56,667	25,000	75,860	(9)	37,500	258	
Harold L. Coder III	2004	138,546	0	--		9,000	4,113	
Vice-President Sales	2003	117,500	0	--		6,000	52,504	(10)
	2002	115,363	0	--		9,000	37,920	(10)
Willard C. Macfarland, Jr. (a)	2004	160,105	0	--		9,000	4,639	
Vice President/General Manager	2003	135,000	0	--		9,000	2,406	
Mechanical Business	2002	135,000	0	--		9,000	2,178	

(a) In February 2005, Mr. Macfarland resigned as Vice President/General Manager, Mechanical Business, a position in which he served since July 2001. Prior to that time he served in various other executive capacities with the Company dating to August 1994.

Notes to Summary Compensation Table

(1) No stock appreciation rights or restricted stock awards were granted.

(2) "--" denotes all Other Annual Compensation paid was less than 10% of cash compensation.

(3) Unless otherwise indicated, amounts represent Company paid excess life insurance premiums, group life insurance premiums, and contributions to the Company sponsored 401(k) defined contribution retirement plan.

(4) Amount represents payments for service as a member of the Board of Directors prior to assuming role of Interim President.

(5) Other Annual Compensation includes $81,951 paid to Mr. Fejes or third parties in 2004 in connection with his relocation for employment. (Salary and bonus reported for 2004 represents the pro rata annual salary of $280,000 since May 2004 and $70,000 guaranteed performance bonus accrued in 2004 and paid to Mr. Fejes in 2005.)

(6) Other Annual Compensation includes $18,750 reimbursement of office expenses pursuant to terms of employment contract.

(7) All Other Compensation includes in 2003 includes $148,921 paid to Mr. Foley in connection with the termination of the Company's Supplemental Employee Retirement Program (SERP) and $58,601 accrued in 2002 pursuant to the SERP.

(8) Other Annual Compensation in 2004 includes $7,172 paid to Mr. Horvath as a vehicle allowance and $5,014 of income taxes paid on his behalf in connection with his relocation.

(9) Other Annual Compensation in 2003 includes approximately $75,000 of costs that were accrued in connection with his anticipated relocation for employment. (Salary and bonus reported for 2003 represents the pro rata annual salary of $170,000 since September 2003 and $25,000 guaranteed performance bonus accrued in 2003 and paid to Mr. Horvath in 2004.

(10) Other compensation in 2003 includes $50,211 paid to Mr. Coder in connection with the termination of the Company's (SERP) and, in 2002, $31,307 accrued pursuant to the SERP on his behalf.

Option Grants in 2004

The following table sets forth information concerning grants of stock options during fiscal year 2004 under the 1996 Stock-Based Incentive Compensation Plan to each of the Named Officers and the potential realizable value of such options at assumed annual rates of stock price appreciation for the option terms.

Individual Option Grants in 2004:

Name of Officer	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or base Price ($/Share)	Expiration Date of Options Granted	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term [(1)]	
					5% ($)	10% ($)
James R. Swenson	3,000	1.60%	$13.08	2/5/14	$ 24,678	$ 62,541
	6,000	3.19%	8.72	2/5/14	32,910	83,382
William T. Fejes, Jr.	25,000	13.31%	11.86	4/27/14	186,550	472,750
	50,000	26.62%	7.91	4/27/14	248,800	630,300
Thomas C. Foley	3,000	1.60%	11.86	4/27/14	22,386	56,730
	6,000	3.19%	7.91	4/27/14	29,856	75,636
Joseph C. Horvath	3,000	1.60%	13.08	2/5/14	24,678	62,541
	6,000	3.19%	8.72	2/5/14	32,910	83,382
Harold L. Coder III	3,000	1.60%	13.08	2/5/14	24,678	62,541
	6,000	3.19%	8.72	2/5/14	32,910	83,382
Willard C. Macfarland, Jr.	3,000	1.60%	13.08	2/5/14	24,678	62,541
	6,000	3.19%	8.72	2/5/14	32,910	83,382

(1) The dollar amounts under these columns are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission disclosure rules and are not intended to forecast possible future appreciation, if any, in the Company's stock price.

On February 11, 2005, the Company granted 91,667 options with an option price of $6.39 per share and 45,833 options with an option price of $9.59 per share to the Named Officers currently employed by the Company and other employees. The options vest evenly over a three-year period from the grant date. The options may be exercised as they vest.

Option Exercises in 2004

The table which follows sets forth information concerning exercises of stock options during fiscal year 2004 by each of the Named Officers and the value of each such officer's unexercised options as of December 31, 2004 based on a closing stock price of $6.26 per share of the Common Stock on such date:

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values [1]

Name of Officer	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2004 (#)		Value of Unexercised In-the-Money Options at December 31, 2004 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James R. Swenson	0	0	18,000	18,000	$ 50	$0
William T. Fejes, Jr.	0	0	0	75,000	0	0
Willard C. Macfarland, Jr.	0	0	25,000	18,000	50	0
Joseph C. Horvath	0	0	12,500	34,000	0	0
Harold L. Coder III	0	0	23,650	15,000	33	0
Thomas C. Foley	0	0	53,650	27,750	104	0

[1] The Company has not granted any stock appreciation rights.

Executive Employment Contracts

At December 31, 2004, James R. Swenson , William T. Fejes, Jr., Thomas C. Foley and Joseph C. Horvath each had employment contracts. All remaining officers are employed at the will of the Board of Directors.

In April 2004, the Company entered into a two-year employment agreement with Mr. Fejes. The employment agreement provides that Mr. Fejes will serve as President and Chief Executive Officer and a member of the Company's Board of Directors. Pursuant to the terms of the employment agreement, Mr. Fejes is entitled to receive an annual base salary of $280,000, which may be increased (but not decreased, except in the case of across the board decreases to all executives) annually by the Board of Directors. To the extent his base salary is increased, such increased base salary will be Mr. Fejes's base salary amount for all purposes under his employment agreement. Mr. Fejes is also eligible to participate in all benefit programs maintained by the Company that may be provided to the Company's senior executives from time to time. The employment agreement provides that Mr. Fejes will be eligible to participate in the Company's bonus plans maintained for the benefit of its senior executives. Pursuant to the employment agreement, the Company granted Mr. Fejes options to purchase up to 50,000 shares of Common Stock at an exercise price per share equal to the fair market value of the Company's Common Stock on the date of grant and 25,000 shares of the Company's common stock at an exercise price of 150% of the fair market value on the date of grant (the agreement further provides that Mr. Fejes will receive a grant of options to acquire 40,000 shares of the Company's common stock in 2005.) Pursuant to the employment agreement, the Company shall also reimburse Mr. Fejes for membership dues at a local country club and his relocation costs and expenses and provides a car allowance in accordance with the Company's automobile policy.

Mr. Fejes's employment agreement provides that, except as set forth below, if his employment is terminated at any time (i) by him for good reason in the event of a change in control (as defined in the employment agreement) or (ii) by the Company without cause (as defined in the employment agreement) following a change in control, he will be entitled to receive (a) base salary earned but unpaid as of the date of termination and (ii) a lump sum payment equal to two times his base salary.

In the event that Mr. Fejes is terminated without cause absent a change in control, he will be entitled to (a) base salary earned but unpaid as of the date of termination, (b) base salary continuation for twelve months and (c) for a period of twelve months beginning on the date of termination, reimbursements of COBRA premiums paid for continuation of medical, dental and vision benefits for Mr. Fejes and his dependants under Company sponsored plans or policies. Mr. Fejes's employment agreement provides that in the event his employment is terminated (i) by him voluntarily without good reason, (ii) by the Company for cause or (iii) due to his death or disability, he will only be entitled to receive his base salary through the date of such termination.

In August 2004, the Company entered into a one-year employment agreement with Mr. Swenson. Pursuant to the terms of the employment agreement, Mr. Swenson is entitled to receive an annual base salary of $180,000. Mr. Swenson is also eligible to participate in all benefit programs maintained by us that may be provided to the Company's senior executives from time to time. Mr. Swenson's employment agreement provides that he may resign at any time prior to the expiration of the employment term and that all obligations (other than obligations for payment of accrued and unpaid salary and expense reimbursement through the date of termination) under the employment agreement shall terminate.

In August 2004, the Company entered into a one-year employment agreement with Mr. Foley. Pursuant to the terms of the employment agreement, Mr. Foley is entitled to receive an annual base salary of $250,000. Mr. Foley is also eligible to participate in all benefit programs maintained by us that may be provided to the Company's senior executives from time to time. Under the terms of the employment agreement, the Company has agreed to reimburse Mr. Foley in an amount up to $45,000 per annum for office expenses. Mr. Foley's employment agreement provides that he may resign at any time prior to the expiration of the employment term and that all obligations (other than obligations for payment of accrued and unpaid salary and expense reimbursement through the date of termination) under the employment agreement shall terminate.

In November 2003, the Company entered into an employment agreement with Mr. Horvath extending his term of employment as the Company's Chief Financial Officer for eighteen months. Pursuant to the terms of his initial employment agreement, Mr. Horvath is entitled to receive an annual base salary of $170,000 which may be increased annually. The employment agreement provides that Mr. Horvath will be eligible to participate in the Company's bonus plans and all benefit programs maintained for the benefit of its senior executives. In addition, the Company granted Mr. Horvath options to purchase 25,000 shares and 12,500 shares of our Common Stock at exercise prices per share equal to the fair market value and 150% of the fair market value on the date of grant, respectively. Those options vest in equal annual amounts over a three year period beginning in November, 2004. Pursuant to the employment agreement, the Company shall also reimburse Mr. Horvath for membership dues at a local country club and his relocation costs and expenses and provides a car allowance in accordance with the Company's automobile policy.

OTHER FORMS OF COMPENSATION

2004 Equity Compensation Plan Information

	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted-average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	678,451	$11.08	320,883
Equity compensation plans not approved by security holders (2)		--	
Total	678,451	$11.08	320,883

(1) Consists of options available for grant by us under the 1996 Stock-Based Incentive Compensation Plan as of December 31, 2004.

(2) None.

Description of Compensation Plans

1996 Stock-Based Incentive Compensation Plan

We adopted the 1996 Stock-Based Incentive Compensation Plan (the "Plan"), the purpose of which is to assist us in attracting and retaining valued personnel by offering them a greater stake in our success and a closer identity with us, and to encourage ownership of our common stock by those personnel. The Plan is administered by the Compensation Committee. Awards under the Plan may be made through January 31, 2006.

The Compensation Committee may grant stock options and shares of common stock in the form of either deferred stock or restricted stock, as defined in the Plan. Options granted under the Plan may be either incentive stock options ("ISOs") or nonqualified stock options. ISOs are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code. Unless an option is specifically designated at the time of grant as an ISO, options under the Plan will be nonqualified. The Compensation Committee determines the exercise price of the options. The maximum term of an option or Stock Appreciation Right ("SAR") granted under the Plan shall not exceed ten years from the date of grant or, in the case of an ISO, five years from the date of grant if the recipient on the date of grant owns directly, or indirectly, shares possessing more than 10% of the total combined voting power of all classes of our stock. No option or SAR may be exercisable sooner than six months from the date the option or SAR is granted.

Eligibility. Officers and other key employees, non-employee members of the Board of Directors, and consultants are eligible to participate in the Plan and receive non-qualified stock options. Under the Plan, only our officers and other employees are eligible to receive incentive stock options.

Change in Control. The plan provides for accelerated vesting of outstanding option grants and stock issuances following specified change in control events.

401(k) Savings Plan

Since January 1, 1988, the Company has maintained a defined contribution 401(k) profit-sharing plan covering substantially all United States employees. Under this plan, the Company, on a discretionary basis, matches a specified percentage of each eligible employee's contribution and, at the election of the employee, the matching contribution may be in the form of either cash, shares of the Company's common stock, or a combination thereof. The Company contributed cash of approximately $302, $207, and $230 for fiscal years 2004, 2003 and 2002, respectively. We also contributed 10,290 shares of common stock held in treasury in 2004, 7,887 shares in 2003, and 11,112 shares in 2002. During portions of 2003 and 2002, the Company suspended the employer matching portion of this plan. In addition, we have a noncontributory profit-sharing plan covering our Canadian employees for which $24, $23, and $50 was charged to expense for fiscal years 2004, 2003, and 2002, respectively.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan ("ESPP") enables our employees to subscribe for shares of common stock on quarterly offering dates at a purchase price which is the lesser of 85% (prior to September 2001 90%) of the fair value of the shares on either the first or last day of the quarterly period. Pursuant to the ESPP, 8,847 shares were issued to employees during 2004, 11,246 shares during 2003, and 10,310 during 2002. At our annual meeting on April 11, 1997, our shareholders approved the issuance of up to 500,000 shares under the ESPP, of which 418,412 shares are available for future issuance as of January 2, 2004.

Supplemental Executive Retirement Plan

During 2003 the Board terminated the Supplemental Executive Retirement Plan. Participants were paid their vested benefits as of the termination date which equaled $546,939. The balance of the accrued but unvested benefits reverted back to the company and served to reduce executive compensation expense, a component of Selling, General and Administrative expenses during 2003.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act") requires that our directors and officers, and persons who own more than 10% of a registered class of our Common Stock file reports about their beneficial ownership of our Common Stock. Based solely upon a review of Forms 3 and 4 and amendments thereto furnished, all of our directors and officers filed reports as required by Section 16(a) of the Exchange Act with respect to the fiscal year 2003 on a timely basis except as described below.

Thomas C. Foley, a current director, inadvertently filed two Form 4s late during 2004

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to beneficial ownership of the Common Stock as of March 1, 2005 by (i) each of our directors, our Chairman, and each of the Named Officers, (ii) each person who is known by us to own beneficially more than 5% of the Common Stock and (iii) all of our directors and executive officers as a group. Except as noted below, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Except as otherwise listed below, the address of each person is c/o the Company, 440 North Fifth Avenue, Chambersburg, Pennsylvania 17201.

Name and Address	Number of Common Stock Shares (1)	Percent of Class (2)
FMR Corp., Edward C. Johnson 3rd, Abigail P. Johnson, Fidelity Management & Research Company, Fidelity Low Priced Stock Fund, and FA Value Strategies 82 Devonshire Street Boston, MA 02109	679,500(3)	12.63%
Wellington Management Company, LLP 75 State Street Boston, MA 02109	523,200(4)	9.72%
Wellington Trust Company, NA 75 State Street Boston, MA 02109	393,200(5)	7.31%
Dimensional Fund Advisers, Inc. 1299 Ocean Avenue Santa Monica, CA 90401	341,900(6)	6.35%

Royce & Associates, LLC 1414 Avenue of the Americas New York, NY 10019	349,200[7]	6.49%
Bank of America Corporation 100 North Tryon Street, Floor 25 Charlotte, NC 28255	314,613[8]	5.85%
Thomas C. Foley Director	1,913,319[9]	35.56%
James R. Swenson Chairman of the Board	27,000	*
Frank D. Osborn Director	19,000	*
Rick Lazio Director	16,000	*
Craig R. Stapleton Director	118,055[10]	2.19%
Willard C. Macfarland, Jr. Vice President/General Manager – Mechanical Business	31,000	*
Joseph C. Horvath CFO -- Vice President, Finance	15,500	*
Harold L. Coder III Vice President, Sales	30,070	*
All executive officers and directors as a group (9 persons)	2,169,944	40.33%

[1] Includes options exercisable within sixty days of March 1, 2005 for the following number of shares:

Thomas C. Foley	66,150
James R. Swenson	27,000
Frank D. Osborn	9,000
Rick Lazio	9,000
Craig R. Stapleton	21,000
William T. Fejes, Jr.	0
Joseph C. Horvath	15,500
Willard C. Macfarland, Jr.	31,000
Harold L. Coder III	26,650
All executive officers and directors as a group	205,300

2 * Indicates less than one percent of class.

3 Information concerning the shares beneficially owned by FMR Corp., Edward C. Johnson, 3rd, Abigail P. Johnson, Fidelity Management and Research Company, Fidelity Low Priced Stock Fund, FA Value Strategies Fund was obtained from a Schedule 13G filed as of February 14, 2005. The filing indicates that Fidelity Low Priced Stock Fund is the beneficial owner of 679,500 shares of the Company's Common Stock and that FA Value Strategies is the beneficial owner of 261,300 shares of the Company's Common Stock. Each of Edward C. Johnson, 3rd, and Abigail P. Johnson through their control of FMR Corp., and FMR Corp.'s control of Fidelity Management & Research Company which acts as an investment adviser to various mutual funds offered by FMR Corp and subsidiaries, have sole power to dispose of the 679,500 shares of Common Stock owned by the mutual funds. Neither Edward C. Johnson, 3rd, Abigail P. Johnson nor FMR Corp. have the sole power to vote or direct the voting of 679,500 shares of Common Stock owned directly by the mutual funds. Edward C. Johnson, 3rd owns approximately 12% of the aggregate outstanding voting stock of FMR Corp., and Abigail P. Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other of FMR Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

4 Information concerning the shares beneficially owned by Wellington Management Company, LLP ("Wellington") was obtained from Schedule 13G filed as of February 14, 2005. The filing indicates that in its capacity as investment adviser, Wellington may be deemed to beneficially own 523,200 shares of the Common Stock. Wellington reports that it has no sole voting power with respect to any shares of the Common Stock, shared voting power with respect to 523,200 shares of the Common Stock and shared dispositive power with respect to 523,200 shares of the Common Stock.

5 Information concerning the shares beneficially owned by Wellington Trust Company, NA ("Wellington Trust") was obtained from Schedule 13G filed as of February 14, 2005. The filing indicates that in its capacity as a bank, Wellington Trust may be deemed to beneficially own 393,200 shares of the Common Stock. Wellington Trust reports that it has no sole voting power with respect to any shares of the Common Stock, shared voting power with respect to 393,200 shares of the Common Stock and shared dispositive power with respect to 393,200 shares of the Common Stock.

6 Information concerning the shares beneficially owned by Dimensional Fund Advisers, Inc. was obtained from a Schedule 13G filed as of February 9, 2005. Dimensional Fund Advisers, Inc. has sole power to dispose of the 341,900 shares of Common Stock owned by four investment companies registered under the Investment Company Act of 1940. Dimension Fund Advisers, Inc. has the sole power to vote or direct the voting of the 341,900 shares of Common Stock owned by the aforementioned investment companies. Dimension disclaims beneficial ownership of such securities.

7 Information concerning the shares beneficially owned by Royce & Associates, LLC was obtained from a Schedule 13G filed as of February 3, 2005. The filing indicates that in its capacity as an investment adviser, registered under Section 203 of the Investment Advisers Act of 1940. Royce & Associates,

LLC has sole power to vote or direct the vote of 349,200 shares of Common Stock. Royce & Associates, LLC has sole power to dispose of the 349,200 shares of Common Stock.

[8] Information concerning the shares beneficially owned by Bank of America Corporation was obtained from a Schedule 13G filed as of February 11, 2005. The filing indicates that in its capacity as a parent holding company, Bank of America may be deemed to beneficially own 314,613 shares of the Common Stock. Bank of America reports that it has no sole voting power with respect to any shares of the Common Stock, shared voting power with respect to 301,613 shares of the Common Stock and shared dispositive power with respect to 314,613 shares of the Common Stock.

[9] Includes 85,500 shares of Common Stock donated by Mr. Foley to the Foley Family Foundation, a charitable trust he controls.

[10] Includes 2,870 shares owned by Mr. Stapleton's wife and 1,435 shares owned by a trust for which he disclaims beneficial ownership.

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on our Common Stock over the past five years with the cumulative total return on shares of companies comprising the Russell 2000 index and a special Peer Group index.

Comparison of
Cumulative Total Returns Among
TB Wood's, Russell 2000, and Peer Group


160
140
120
100
80
60
1999
2000
2001
2002
2003
2004

	1999	2000	2001	2002	2003	2004
TB Wood's	100	90	91	91	113	94
Russell 2000	100	98	100	80	117	139
Peer Group	100	124	118	109	124	153

No published industry index accurately mirrors our business. Accordingly, we created a special peer group index ("Peer Group") of companies operating in the power transmission or mechanical manufacturing industries. The Peer Group includes the following: Baldor Electric Company; MagneTek, Inc.; and Regal-Beloit Corporation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past fiscal year, except as described in this Proxy Statement, neither we nor any of our subsidiaries were involved in any transaction in which any Director or Executive Officer, or any member of the immediate family of any Director or Executive Officer, had a material direct or indirect interest reportable under applicable rules of the Securities and Exchange Commission. In August 2004, the Company entered into employment agreements with Thomas C. Foley and James R. Swenson, two of its directors, each of which are more fully described in this Proxy Statement in the section entitled "Compensation Tables-Executive Employment Contracts." Prior to these agreements, the Company had maintained an office in Greenwich, CT for Thomas C. Foley, as its former Chairman. Upon his return to the Board of Directors from an excused leave, the Company entered into the aforementioned employment relationship with Mr. Foley and following the effective date of this agreement, the practice of maintaining the office was discontinued.

ANNUAL REPORT ON FORM 10-K

WE WILL PROVIDE WITHOUT CHARGE TO EACH PERSON WHOSE PROXY IS BEING SOLICITED BY THIS PROXY STATEMENT, ON THE WRITTEN REQUEST OF SUCH PERSON, A COPY OF OUR ANNUAL REPORT ON FORM 10-K (INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO) AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR OUR MOST RECENT FISCAL YEAR. SUCH WRITTEN REQUESTS SHOULD BE DIRECTED TO THE SECRETARY OF THE COMPANY, AT OUR ADDRESS SET FORTH ON THE FIRST PAGE OF THIS PROXY STATEMENT.

OTHER MATTERS

We are not aware of any other matters to be presented for stockholder action at the Annual Meeting; however, if other matters do properly come before the Annual Meeting or any adjournments or postponements thereof, the Board intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/Joseph C. Horvath
Joseph C. Horvath
Corporate Secretary

IRECTORS

mes R. Swenson
iairman
: Wood's Incorporated
ivate Investor

iliam T. Fejes, Jr.
esident and
iief Executive Officer

ank D. Osborn
esident and CEO, Qantum
ommunications Corporation

iomas C. Foley
irector

ck Lazio
' of JP Morgan Chase and Co.

aig R. Stapleton
ivate Investor

ANAGEMENT

'illiam T. Fejes, Jr.
esident and CEO

arold L. Coder III
ice President, Sales
id Marketing

iseph C. Horvath
ice President, CFO
nd Corporate Secretary

nthony Metz
ice President, Human
esources and Lean Office

ADDRESS

TB Wood's Corporation
440 North Fifth Avenue
Chambersburg, Pennsylvania 17201
(717) 264-7161 Phone
(717) 264-7732 Fax
Nasdaq: TBWC

INVESTOR RELATIONS PROGRAM

Conducted quarterly conference calls. The Company actively encourages inquiries from members of the financial community and investors.

The Company's investor relations contact is Joseph C. Horvath, who may be reached at (717) 264-7161, extension 4465.

ANNUAL MEETING OF SHAREHOLDERS

The annual meeting will be held on April 28, 2005, at 10:00 a.m. at the Sofitel Hotel, New York, New York. All shareholders are invited to attend. Shareholders are encouraged to mark, sign, date and return their proxy cards promptly so their interests will be represented at the meeting.

REQUESTS FOR SHAREHOLDER INFORMATION

To obtain copies of the Company's annual report, quarterly reports, press releases, Form 10-K or Form 10-Q, please call the Investor Relations Department at (717) 264-7161, or fax your request to (717) 264-7732, or address your correspondence to the Company's headquarters.

ON THE INTERNET

For further information about TB Wood's, other financial information or product information, visit our home page on the Internet at: http://www.tbwoods.com.

To contact TB Wood's via the Internet, our e-mail address is: info@tbwoods.com.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10007

INDEPENDENT ACCOUNTANTS

Grant Thornton, LLP
Suite 700
Two Hopkins Plaza
Baltimore, MD 21201

GENERAL COUNSEL

Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103-2793

SUBSIDIARIES

TB Wood's Incorporated
Chambersburg, Pennsylvania

TB Wood's Enterprises, Inc.
Wilmington, Delaware

Plant Engineering Consultants, LLC
Chattanooga, Tennessee

TB Wood's Canada Ltd.
Stratford, Ontario, Canada

Industrial Blaju, S.A.de C.V.
Mexico City, Mexico

Berges electronic GmbH
Marienheide, Germany

Berges electronic S.r.l.
Naturns, Italy

JOINT VENTURE

TB Wood's (India) Private Ltd.
Bangalore, India

MANUFACTURING FACILITIES

Bangalore, India
Chambersburg, Pennsylvania
Chattanooga, Tennessee
Mt. Pleasant, Michigan
Naturns, Italy
San Luis Potosi, Mexico
San Marcos, Texas
Scotland, Pennsylvania

DISTRIBUTION CENTERS

Bangalore, India
Chambersburg, Pennsylvania
Edmonton, Alberta, Canada
Marienheide, Germany
Mexico City, Mexico
Montreal, Quebec, Canada
Naturns, Italy
Dade City, Florida
Reno, Nevada
Stratford, Ontario, Canada

TB Wood's


TB Wood's